SHANGRI-LA ASIA LIMITED
(incorporated in Bermuda with limited liability)
香格里拉(亞洲)有限公司

08005157

25 September 2008

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

Mail Processing Section
SEP 29 2008
Washington, DC
106

BY COURIER

SUPPL

Dear Sirs,

Re: Exemption File No. 82-5006
- Submission of documents required by Rule 12g3-2(b)

Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, we enclose a copy of our Company's announcement which we released to The Stock Exchange of Hong Kong Limited ("HKSE") on 24 September 2008 for publication on the website of HKSE for your records.

Yours faithfully,
For and on behalf of
SHANGRI-LA ASIA LIMITED

PROCESSED
OCT 03 2008
THOMSON REUTERS

Dora Chow
Assistant Company Secretary

Encl.

10/2

E\ww\SL Asia\Connected Transaction\ltr_ADR.doc.5

KERRY PROPERTIES LIMITED
(Incorporated in Bermuda with limited liability)
嘉里建設有限公司*
website: www.kerryprops.com
(Stock Code: 00683)

SHANGRI-LA ASIA LIMITED
(Incorporated in Bermuda with limited liability)
香格里拉(亞洲)有限公司*
website: www.ir.shangri-la.com
(Stock Code: 00069)

CONNECTED TRANSACTION RELATING TO THE ESTABLISHMENT OF JOINT VENTURE FOR THE ACQUISITION, HOLDING AND DEVELOPMENT OF LAND IN NANJING CITY, JIANGSU PROVINCE, PRC

On 23 September 2008, KPCL, SACL and BIPL jointly won the bid at the open bidding to acquire the land use rights of the Project Site in Nanjing City, Jiangsu Province, PRC. Accordingly, on 23 September 2008, Nanjing City Land Resources Bureau (南京市國土資源局) has issued a Confirmation Notice to KPCL, SACL and BIPL confirming the winning of the bid for the Project Site.

Following the successful bidding of the Project Site, the JV Parties have entered into the Master Joint Venture Agreement on 23 September 2008, pursuant to which the JV Parties will procure KPCL, SACL and BIPL (as the case may be) to establish the JVCO for the acquisition, holding and development of the Project Site and to enter into the Shareholders' Agreement and the Articles of Association in connection with the establishment of the JVCO and the development of the Project Site.

KSL is interested in approximately 34.1% of the existing issued share capital of APL. KSL indirectly owns 33% of the issued shares of a 67% owned subsidiary of KPL and therefore APL is a connected person of KPL. KHL is the controlling shareholder of both KPL and SA. SA is an associate of KHL and therefore SA is a connected person of KPL. Accordingly, the entering into of the Transaction constitutes a connected transaction for KPL under the Listing Rules. As the maximum contribution of the KPL Group to the JVCO is more than 0.1% but less than 2.5% of each of the percentage ratios, KPL is only subject to the announcement and reporting requirements but is exempt from independent shareholders' approval requirement under the Listing Rules. Details of the Transaction will be included in KPL's next published annual report in accordance with Rule 14A.45 of the Listing Rules.

KPL is an associate of KHL and therefore a connected person of SA. APL's subsidiary is a substantial shareholder interested in 25% of the issued shares of an indirect 75% owned subsidiary of SA and therefore APL is a connected person of SA. Accordingly, the entering into of the Transaction constitutes a connected transaction for SA under the Listing Rules. As the maximum contribution of the SA Group to the JVCO is more than 0.1% but less than 2.5% of each of the percentage ratios, SA is only subject to the announcement and reporting requirements but is exempt from independent shareholders' approval requirement under the Listing Rules. Details of the Transaction will be included in SA's next published annual report in accordance with Rule 14A.45 of the Listing Rules.

INTRODUCTION

The KPL Board and the SA Board jointly announce that on 23 September 2008, KPCL, SACL and BIPL jointly won the bid at the open bidding to acquire the land use rights of the Project Site in Nanjing City, Jiangsu Province, PRC. Accordingly, on 23 September 2008, Nanjing City Land Resources Bureau (南京市國土資源局) has issued a Confirmation Notice to KPCL, SACL and BIPL confirming the winning of the bid for the Project Site.

The Project Site is designated for hotel, commercial and office use. The term for the grant of the land use rights of the Project Site shall be 40 years.

The Consideration for the acquisition of the Project Site is RMB200 million (approximately HK$230 million) and will be settled in cash. An initial payment of RMB30 million (approximately HK$34 million) has been paid through KPCL by the JV Parties in proportion to their respective equity interests in the JVCO and the balance of the Consideration shall be payable in accordance with the land contract.

THE MASTER JOINT VENTURE AGREEMENT

Following the successful bidding of the Project Site, the JV Parties have entered into the Master Joint Venture Agreement on 23 September 2008, pursuant to which the JV Parties will procure KPCL, SACL and BIPL (as the case may be) to establish the JVCO for the acquisition, holding and development of the Project Site and to enter into the Shareholders' Agreement and the Articles of Association in connection with the establishment of the JVCO and the development of the Project Site. The principal terms of the Master Joint Venture Agreement are as follows:-

Date:	23 September 2008
Parties	KPL, SA and APL
Formation of joint venture:	The JV Parties shall procure KPCL, SACL and BIPL to establish the JVCO to acquire the Project Site.
Shareholdings in the JVCO:	The shareholdings of KPCL, SACL and BIPL in the JVCO shall be in the proportions of 45%, 40% and 15%, respectively.
Name of the JVCO:	To be determined by the JV Parties

Parties to the JVCO:	KPCL, SACL and BIPL
Registered Capital:	The total amount of the registered capital of the JVCO will be equal to the Consideration or such other higher amount to be agreed among KPCL, SACL and BIPL, which will be contributed by KPCL, SACL and BIPL on a pro rata basis based on their respective shareholdings in the JVCO.
Maximum Total Investment Amount:	The maximum total investment amount of the JVCO shall be approximately RMB1,500 million (approximately HK$1,724 million).
Scope of Business of the JVCO:	Real estate development, operation, sale, leasing, property management and hotel development, operation and management.
Funding and provision of securities:	The sources and terms of future funding requirements of the JVCO shall be determined by the board(s) of directors of the JVCO from time to time. If any funding by banks, financial institutions or other third parties is required, each JV Party shall provide or procure the provision of or make available by itself and/or its Affiliates such form of financial assistance (including, without limitation, the provision of collateral or security for the benefit of the JVCO and/or the provision of several corporate guarantees and indemnities by the JV Parties) on a pro rata and several basis based on its equity interest in the JVCO as such lender(s) and the JV Parties may agree. If shareholders' funding is required, each JV Party shall provide or procure the provision of or make available by itself and/or its Affiliates such funding on a pro-rata and several basis in accordance with its equity interest in the JVCO. In the event that any respective funding to be provided by KPCL, SACL and BIPL to JVCO is in the form of shareholders' loans, such shareholders' loans:- (a) shall be non-revolving (unless the shareholders of the JVCO agree otherwise); (b) shall only be repaid subject to, *inter alia*, any restrictions imposed by banks or financial institutions which have extended loans or facilities to the JVCO; (c) shall only be repaid to the shareholders of the JVCO on a pro rata basis in accordance with their then respective equity interest in the JVCO (as the case may be); and (d) where such shareholders' loans are interest-bearing, interest may be charged at such prevailing rate(s) as the shareholders of the JVCO shall agree.
Board composition:	The board of directors of the JVCO will consist of five directors, of which two directors will be nominated by KPCL, two directors nominated by SACL and one director nominated by BIPL.

Conditions precedent:	The establishment of the JVCO is conditional upon all necessary approvals from the relevant PRC authorities for the establishment of the JVCO having been obtained and such condition may not be waived by the JV Parties.
Termination of Joint Venture:	If all necessary approvals, consents, authorisation and licences required under the Shareholders' Agreement and the Articles of Association are not obtained within 18 months from the signing thereof or such later date as the JV Parties shall agree, any JV Party may terminate the arrangement in relation to the JVCO by notice in writing to the other JV Parties. Upon termination, KPL may either (i) itself (or through KPCL or any of its Affiliates) acquire the entire interest in the JVCO; or (ii) introduce third party(ies) to acquire the respective interests held by SA and APL or any of their respective Affiliates in the JVCO, and reimburse SA and/or APL (as the case may be) any payment made or expenses incurred in connection with, *inter alia*, the acquisition of the Project Site or the establishment of the JVCO to acquire the Project Site within 7 Business Days from the date of termination. KPL and SA, where appropriate, will comply with the requirements of the Listing Rules if the above event happens.

FINANCIAL EFFECTS OF THE TRANSACTIONS

Based on the maximum total investment amount in the JVCO of approximately RMB1,500 million (approximately HK$1,724 million), the maximum contributions of the KPL Group, the SA Group and the APL Group to the JVCO are expected to be approximately RMB675 million (approximately HK$776 million), approximately RMB600 million (approximately HK$690 million) and approximately RMB225 million (approximately HK$258 million), respectively.

The Consideration has been arrived at following the successful joint bid by KPCL, SACL and BIPL at the open bidding after taking into account the location and potential value of the Project Site. It is currently expected that the funding required by KPL for making the maximum contribution to the JVCO will be sourced by KPL from its internal cash reserves and/or external bank borrowings. KPL is not able to ascertain the proportion between internal cash reserves and external bank borrowings at this stage. The funding requirement for making the maximum contribution is not expected to have any material impact on the KPL Group. It is currently expected that the funding required by SA for making the maximum contribution to the JVCO will be sourced by SA from its internal cash reserves and/or external bank borrowings. SA is not able to ascertain the proportion between internal cash reserves and external bank borrowings at this stage. The funding requirement for making the maximum contribution is not expected to have any material impact on the SA Group.

As the JVCO will be owned by KPCL and SACL as to 45% and 40%, respectively, the JVCO will be treated as an associated company of KPCL and SACL and will be so treated in the consolidated financial statements of KPL and SA.

REASONS FOR THE TRANSACTION

The KPL Directors as well as the SA Directors believe that the joint acquisition and development of the Project Site on the terms of the Master Joint Venture Agreement will enable both the KPL Group and the SA Group to participate in the development of such prime land in Nanjing City, Jiangsu Province, PRC. The Project Site is designated for hotel, commercial and office use. With the combined experience, standing and expertise of the JV Parties in hotel, commercial and residential projects, the development of the Project Site is expected to enhance the value of the respective shareholders of KPL and SA and provide recurrent income for both the KPL Group and the SA Group.

In connection with the development and project management of the Project Site, it is expected that the KPL Group will provide certain on-going project development, construction management and project consultancy services to the JVCO during the period of construction of the Project Site at an aggregate fee of not more than 2% of the total construction costs. Besides, it is currently contemplated by the JV Parties that a hotel will be built on the Project Site. In connection with the operation and management of such hotel, it is expected that the SA Group will provide certain on-going hotel management services during the period of operation of such hotel. No agreements have been entered into in respect of the aforesaid transactions and the JVCO will negotiate on an arm's length basis with the relevant parties regarding any agreement for the proposed transactions in due course. In this connection, KPL and SA will comply with the relevant requirements under the Listing Rules regarding the signing of any agreements for the proposed transaction at the relevant time.

INFORMATION ABOUT KPL, SA AND APL

The KPL Group is principally engaged in (i) property development, investment and management in Hong Kong, PRC and the Asia Pacific region; (ii) logistics, freight and warehouse ownership and operations; (iii) infrastructure-related investment in Hong Kong and PRC; and (iv) hotel ownership in Hong Kong, and hotel ownership and operations in PRC.

The SA Group is principally engaged in the ownership and operation of hotels and associated properties and the provision of hotel management and related services. SA's subsidiaries are also the registered proprietors of various trademarks and service marks in various countries, including the brand names "Shangri-La", "Traders", "Rasa", "Summer Palace" and "Shang Palace" and other related devices and logos.

APL is listed on SGX. The APL Group is principally engaged in property development and investment and project management.

IMPLICATIONS UNDER THE LISTING RULES

KPCL is an indirect wholly-owned subsidiary of KPL.

KHL is the controlling shareholder of both KPL and SA. SA is an associate of KHL and therefore SA is a connected person of KPL. SACL is an indirect wholly-owned subsidiary of SA.

KSL is interested in approximately 34.1% of the existing issued share capital of APL. KSL indirectly owns 33% of the issued share capital of a 67%-owned subsidiary of KPL and therefore APL is a connected person of KPL. BIPL is a direct wholly-owned subsidiary of APL.

Accordingly, the entering into of the Transaction constitutes a connected transaction for KPL under the Listing Rules. As the maximum contribution of the KPL Group to the JVCO is more than 0.1% but less than 2.5% of each of the percentage ratios, KPL is only subject to the announcement and reporting requirements but is exempt from independent shareholders' approval requirement under the Listing Rules. Details of the Transaction will be included in KPL's next published annual report in accordance with Rule 14A.45 of the Listing Rules.

The KPL Directors (including the independent non-executive KPL Directors) take the view that the Transaction is in the ordinary and usual course of business of the KPL Group and believe that the terms of the Transaction are on normal commercial terms and are fair and reasonable and in the interests of KPL and the KPL Shareholders as a whole.

KPL is an associate of KHL and therefore a connected person of SA. APL's subsidiary is a substantial shareholder interested in 25% of the issued shares of an indirect 75% owned subsidiary of SA and therefore APL is a connected person of SA. Accordingly, the entering into of the Transaction constitutes a connected transaction for SA under the Listing Rules. As the maximum contribution of the SA Group to the JVCO is more than 0.1% but less than 2.5% of each of the percentage ratios, SA is only subject to the announcement and reporting requirements but is exempt from independent shareholders' approval requirement under the Listing Rules. Details of the Transaction will be included in SA's next published annual report in accordance with Rule 14A.45 of the Listing Rules.

The SA Directors (including the independent non-executive SA Directors) take the view that the Transaction is in the ordinary and usual course of business of the SA Group and believe that the terms of the Transaction are on normal commercial terms and are fair and reasonable and in the interests of SA and the SA Shareholders as a whole.

GENERAL

As at the date of this announcement, the KPL Directors are Messrs. Kuok Khoon Chen+, Wong Siu Kong+, Ho Shut Kan+, Ma Wing Kai, William+, So Hing Woh, Victor, MBE, JP+, Chan Wai Ming, William, Qian Shaohua, Ku Moon Lun#, Lau Ling Fai, Herald#, Wong Yu Pok, Marina, JP# and Tse Kai Chi@ and the SA Directors are Messrs. Kuok Khoon Ean+, Kuok Khoon Loong, Edward+, Lui Man Shing+, Giovanni Angelini+, Ho Kian Guan@, Roberto V. Ongpin@, Alexander Reid Hamilton#, Timothy David Dattels#, Wong Kai Man# and Michael Wing-Nin Chiu#, Madam Kuok Oon Kwong@ and Mr. Ho Kian Hock@ (alternate to Mr. Ho Kian Guan).

+ *Executive Director*
@ *Non-executive Director*
# *Independent non-executive Director*

DEFINITIONS

"Affiliate(s)"	in relation to any JV Party, any subsidiary or holding company of that JV Party or subsidiary of any such holding company, in each case from time to time;
"APL"	Allgreen Properties Limited, a company incorporated in Singapore with limited liability, the shares of which are listed on SGX;
"APL Group"	APL and its subsidiaries;

"Articles of Association"	the articles of association of the JVCO;
"associate"	has the meaning ascribed to it in the Listing Rules;
"BIPL"	Belfin Investments Pte Ltd, a company incorporated in Singapore with limited liability and a direct wholly-owned subsidiary of APL;
"Business Day"	a day (excluding Saturday and Sunday) on which banks in Hong Kong are open for business;
"Confirmation Notice"	the confirmation notice (成交確認書) dated 23 September 2008 issued by Nanjing City Land Resources Bureau (南京市國土資源局) to KPCL, SACL and BIPL confirming the winning of the bid for the Project Site;
"connected person"	has the meaning ascribed to it in the Listing Rules;
"Consideration"	the total consideration for the acquisition of the Project Site, being approximately RMB200 million (approximately HK$230 million);
"controlling shareholder"	has the meaning ascribed to it in the Listing Rules;
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong;
"Hong Kong"	Hong Kong Special Administrative Region of the PRC;
"JVCO"	a wholly foreign-owned enterprise to be established by KPCL, SACL and BIPL in Nanjing City, Jiangsu Province, PRC for the purpose of acquiring, holding and developing the Project Site;
"JV Parties"	collectively, KPL, SA and APL;
"KHL"	Kerry Holdings Limited, a company incorporated in Hong Kong, which as at the date of this announcement is the controlling shareholder of each of KPL and SA;
"KPCL"	Kerry Properties (China) Limited, a company incorporated in Hong Kong with limited liability and an indirect wholly-owned subsidiary of KPL;
"KPL"	Kerry Properties Limited, an exempted company incorporated in Bermuda with limited liability, the shares of which are listed on the Main Board of the Stock Exchange;
"KPL Board"	the board of directors of KPL;
"KPL Directors"	directors of KPL;
"KPL Group"	KPL and its subsidiaries;
"KPL Shareholders"	holders of KPL Shares;

"KPL Shares"	ordinary shares of HK$1.00 each in the capital of KPL;
"KSL"	Kuok (Singapore) Limited, a company incorporated in Singapore, being the controlling shareholder of APL;
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange;
"Master Joint Venture Agreement"	the master joint venture agreement dated 23 September 2008 and entered into between KPL, SA and APL with respect to the establishment of the JVCO for the acquisition and development of the Project Site;
"percentage ratios"	has the meaning ascribed to it in Chapter 14 of the Listing Rules;
"PRC"	the People's Republic of China;
"Project Site"	Land no. 2008G26 located at No. 331, Zhong Yang Road, Gu Lou District, Nanjing, Jiangsu Province, PRC (中國江蘇省南京市鼓樓區中央路 331 號 (地塊編號: No. 2008G26)), with a gross area of 17,014.4 sq.m.;
"RMB"	Renminbi, the lawful currency of the PRC;
"SA"	Shangri-La Asia Limited, an exempted company incorporated in Bermuda with limited liability, the shares of which are primarily listed on the Main Board of the Stock Exchange with secondary listing on SGX;
"SA Board"	the board of directors of SA;
"SA Directors"	directors of SA;
"SA Group"	SA and its subsidiaries;
"SA Shareholders"	holders of SA Shares;
"SA Shares"	ordinary shares of HK$1.00 each in the capital of SA;
"SACL"	Shangri-La China Limited, a company incorporated in Hong Kong with limited liability and an indirect wholly-owned subsidiary of SA;
"SGX"	the Singapore Exchange Securities Trading Limited;
"Shareholders' Agreement"	the shareholders' agreement to be entered into by KPCL, SACL and BIPL in relation to the establishment of the JVCO;
"sq.m."	square metres;
"Stock Exchange"	The Stock Exchange of Hong Kong Limited;

"Transaction"	the entering into of the Master Joint Venture Agreement by KPL, SA and APL and the transactions contemplated thereunder, including but not limited to the establishment of the JVCO and the entering into of the Shareholders' Agreement and the Articles of Association by KPCL, SACL and BIPL and the transaction contemplated thereunder; and
"%"	per cent.

Amounts denominated in RMB in this announcement have been converted into HK$ at the rate of RMB0.87 = HK$1 for illustration purposes.

By Order of the Board	By Order of the Board
Kerry Properties Limited	**Shangri-La Asia Limited**
Kuok Khoon Chen	**Kuok Khoon Ean**
Chairman	*Chairman*

Hong Kong, 24 September 2008

* *For identification purpose only*

SHANGRI-LA ASIA LIMITED
(incorporated in Bermuda with limited liability)
香格里拉(亞洲)有限公司

SEC Mail
Mail Processing
Section

SEP 29 2008

Washington, DC
106

24 September 2008

BY COURIER

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

Dear Sirs,

Re: Exemption File No. 82-5006
- Submission of documents required by Rule 12g3-2(b)

Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, we enclose a copy of our Company's 2008 Interim Report for your records.

Yours faithfully,
For and on behalf of
SHANGRI-LA ASIA LIMITED

Tracy

Tracy Kong
Assistant Company Secretary

Encl

E:\cherry\S'La Asia\Interim\2008\IR\Distribution of IR\Ltr to SEC.doc

21/F CITIC Tower, No. 1 Tim Mei Avenue, Central, Hong Kong. Tel (852) 2525 9146 Fax (852) 2523 8842

INTERIM REPORT 2008

SHANGRI-LA ASIA LIMITED

(Incorporated in Bermuda with limited liability)

香格里拉(亞洲)有限公司

Stock Code: 69

CORPORATE INFORMATION

As at 2 September 2008

Board of Directors

Executive Directors
Mr KUOK Khoon Ean *(Chairman)*
Mr KUOK Khoon Loong, Edward
(President and Chief Executive Officer)
Mr LUI Man Shing *(Deputy Chairman)*
Mr Giovanni ANGELINI

Non-Executive Directors
Madam KUOK Oon Kwong
Mr HO Kian Guan
Mr Roberto V. ONGPIN
Mr Alexander Reid HAMILTON*
Mr WONG Kai Man*
Mr Timothy David DATTELS*
Mr Michael Wing-Nin CHIU*
Mr HO Kian Hock
(Alternate to Mr HO Kian Guan)

* *Independent Non-Executive Directors*

Remuneration Committee

Mr KUOK Khoon Ean *(Chairman)*
Mr Alexander Reid HAMILTON
Mr WONG Kai Man

Audit Committee

Mr Alexander Reid HAMILTON *(Chairman)*
Mr HO Kian Guan
Mr WONG Kai Man

Company Secretary

Ms TEO Ching Leun

Auditor

PricewaterhouseCoopers
Certified Public Accountants
22nd Floor
Prince's Building
Central
Hong Kong

Head Office and Principal Place of Business

21st Floor
CITIC Tower
No. 1 Tim Mei Avenue
Central
Hong Kong

Branch Share Registrar in Hong Kong

Tricor Abacus Limited
26th Floor, Tesbury Centre
28 Queen's Road East
Wanchai
Hong Kong

Company's Website

www.shangri-la.com

Financial Information

www.ir.shangri-la.com

The Board of Directors (the "Board") of Shangri-La Asia Limited (the "Company") is pleased to announce the unaudited interim results of the Company and its subsidiaries (the "Group"), and associates for the six months ended 30 June 2008. These results have been reviewed by the Company's auditors, PricewaterhouseCoopers, in accordance with the Hong Kong Standard on Review Engagements 2410 "Review of Interim Financial Information Performed by the Independent Auditor of the Entity" and by the Audit Committee of the Board. The review report of the auditors is set out on page 3.

The consolidated profit attributable to equity holders of the Company for the six months ended 30 June 2008 was US$135.7 million (US4.707 cents per share) compared to US$159.7 million (US6.196 cents per share) in the same period last year.

The Board has declared an interim dividend of **HK14 cents** per share for 2008 (2007: HK15 cents per share) payable on Friday, 10 October 2008, to shareholders whose names appear on the Registers of Members of the Company on Tuesday, 30 September 2008.

GROUP FINANCIAL HIGHLIGHTS

Consolidated Results

		Six months ended 30 June	
		2008	2007
		Unaudited	Unaudited
Sales	*US$'000*	**683,112**	557,733
Profit attributable to the equity holders of the Company	*US$'000*	**135,685**	159,689
Earnings per share	*US cents*	**4.707**	6.196
Dividend per share	*HK cents*	**14**	15
Annualised Return on Equity		**6.8%**	11.4%
[Profit attributable to equity holders of the Company for the six months / Average equity attributable to equity holders of the Company x 2]			
EBITDA (earnings before net finance income/(costs), tax, depreciation, amortisation and non-operating items)	*US$ million*	**239.2**	188.3
EBITDA Margin [EBITDA / Sales]		**35.0%**	33.8%

Consolidated Balance Sheet

		As at	
		30 June	31 December
		2008	2007
		Unaudited	Audited
Total equity	*US$'000*	**4,432,404**	4,185,328
Net assets attributable to the Company's equity holders	*US$'000*	**4,126,750**	3,881,870
Net borrowings (total of bank loans and overdrafts less cash and cash equivalents)	*US$'000*	**1,117,261**	859,183
Net assets per share attributable to the Company's equity holders	*US$*	**1.43**	1.35
Net assets (total equity) per share	*US$*	**1.54**	1.45
Net borrowings to total equity ratio		**25.2%**	20.5%

PRICEWATERHOUSECOOPERS

羅兵咸永道會計師事務所

PricewaterhouseCoopers
22nd Floor, Prince's Building
Central, Hong Kong
Telephone: (852) 2289 8888
Facsimile: (852) 2810 9888

REPORT ON REVIEW OF INTERIM FINANCIAL INFORMATION TO THE BOARD OF DIRECTORS OF SHANGRI-LA ASIA LIMITED

(incorporated in Bermuda with limited liability)

Introduction

We have reviewed the interim financial information set out on pages 4 to 27, which comprises the condensed consolidated balance sheet of Shangri-La Asia Limited (the "Company") and its subsidiaries (together, the "Group") as at 30 June 2008 and the related condensed consolidated statements of income, changes in equity and cash flows for the six-month period then ended, and a summary of significant accounting policies and other explanatory notes. The Rules Governing the Listing of Securities on the Main Board of The Stock Exchange of Hong Kong Limited require the preparation of a report on interim financial information to be in compliance with the relevant provisions thereof and Hong Kong Accounting Standard 34 "Interim Financial Reporting" issued by the Hong Kong Institute of Certified Public Accountants. The Directors of the Company are responsible for the preparation and presentation of this interim financial information in accordance with Hong Kong Accounting Standard 34 "Interim Financial Reporting". Our responsibility is to express a conclusion on this interim financial information based on our review and to report our conclusion solely to you, as a body, in accordance with our agreed terms of engagement and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

Scope of Review

We conducted our review in accordance with Hong Kong Standard on Review Engagements 2410, "Review of Interim Financial Information Performed by the Independent Auditor of the Entity" issued by the Hong Kong Institute of Certified Public Accountants. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Hong Kong Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the interim financial information is not prepared, in all material respects, in accordance with Hong Kong Accounting Standard 34 "Interim Financial Reporting".

PricewaterhouseCoopers
Certified Public Accountants

Hong Kong, 2 September 2008

CONDENSED CONSOLIDATED INTERIM BALANCE SHEET

(All amounts in US dollar thousands)

	Note	As at 30 June 2008 Unaudited	As at 31 December 2007 Audited
ASSETS			
Non-current assets			
Property, plant and equipment	*4*	**3,583,069**	3,260,931
Investment properties	*4*	**554,593**	523,633
Leasehold land and land use rights	*4*	**437,559**	416,749
Intangible assets	*4*	**86,560**	87,172
Interest in associates		**1,214,804**	1,118,992
Deferred income tax assets		**1,690**	2,294
Available-for-sale financial assets	*5*	**4,256**	4,191
Other receivables	*6*	**5,109**	5,091
		5,887,640	5,419,053
Current assets			
Inventories		**30,809**	28,215
Accounts receivable, prepayments and deposits	*7*	**179,543**	171,428
Due from associates		**35,462**	23,920
Financial assets held for trading	*8*	**50,285**	71,710
Cash and cash equivalents		**444,064**	386,684
		740,163	681,957
Total assets		**6,627,803**	6,101,010
EQUITY			
Capital and reserves attributable to the Company's equity holders			
Share capital	*9*	**1,939,853**	1,934,577
Other reserves	*10*	**1,468,845**	1,309,274
Retained earnings			
– Proposed interim/final dividend	*21*	**52,123**	44,631
– Others		**665,929**	593,388
		4,126,750	3,881,870
Minority interests		**305,654**	303,458
Total equity		**4,432,404**	4,185,328

CONDENSED CONSOLIDATED INTERIM BALANCE SHEET *(Continued)*

(All amounts in US dollar thousands)

	Note	As at 30 June 2008 Unaudited	31 December 2007 Audited
LIABILITIES			
Non-current liabilities			
Bank loans	*11*	**1,474,111**	1,153,939
Derivative financial instruments	*12*	**14,305**	20,708
Due to minority shareholders	*13*	**24,903**	20,603
Deferred income tax liabilities		**215,807**	213,288
		1,729,126	1,408,538
Current liabilities			
Accounts payable and accruals	*14*	**336,215**	377,405
Due to minority shareholders	*13*	**5,715**	10,355
Current income tax liabilities		**37,129**	27,456
Bank loans and overdrafts	*11*	**87,214**	91,928
		466,273	507,144
Total liabilities		**2,195,399**	1,915,682
Total equity and liabilities		**6,627,803**	6,101,010
Net current assets		**273,890**	174,813
Total assets less current liabilities		**6,161,530**	5,593,866

CONDENSED CONSOLIDATED INTERIM INCOME STATEMENT

(All amounts in US dollar thousands)

		Six months ended 30 June	
		2008	2007
	Note	**Unaudited**	Unaudited
Sales	*3*	**683,112**	557,733
Cost of goods sold	*15*	**(261,142)**	(213,306)
Gross profit		**421,970**	344,427
Other (losses)/gains – net	*16*	**(18,777)**	42,074
Marketing costs	*15*	**(21,646)**	(20,213)
Administrative expenses	*15*	**(51,887)**	(44,233)
Other operating expenses	*15*	**(202,144)**	(161,877)
Operating profit		**127,516**	160,178
Net finance income/(costs)	*17*	**33,586**	(7,712)
Share of profit of associates	*18*	**32,306**	51,383
Profit before income tax		**193,408**	203,849
Income tax expense	*19*	**(47,041)**	(34,976)
Profit for the period		**146,367**	168,873
Attributable to:			
Equity holders of the Company		**135,685**	159,689
Minority interests		**10,682**	9,184
		146,367	168,873
Earnings per share for profit attributable to the equity holders of the Company during the period (expressed in US cents per share)			
– basic	*20*	**4.707**	6.196
– diluted	*20*	**4.693**	6.170
Dividends	*21*	**52,123**	50,119

CONDENSED CONSOLIDATED INTERIM STATEMENT OF CHANGES IN EQUITY

(All amounts in US dollar thousands)

		Unaudited					
		Attributable to equity holders of the Company					
	Note	Share capital	Other reserves	Retained earnings	Total	Minority interests	Total
Balance at 1 January 2007		1,224,810	1,088,174	386,195	2,699,179	276,145	2,975,324
Currency translation differences		–	54,838	–	54,838	7,817	62,655
Net income recognised directly in equity		–	54,838	–	54,838	7,817	62,655
Profit for the period		–	–	159,689	159,689	9,184	168,873
Total recognised income for the six months ended 30 June 2007		–	54,838	159,689	214,527	17,001	231,528
Issue of shares upon conversion of convertible bonds – equity component	9	28,353	(2,021)	–	26,332	–	26,332
Exercise of share options – allotment of shares	9	4,368	–	–	4,368	–	4,368
Exercise of share options – transfer from option reserve to share premium	9	862	(862)	–	–	–	–
Granting of share options – value of employee service		–	1,980	–	1,980	–	1,980
Payment of 2006 final dividend		–	–	(33,347)	(33,347)	–	(33,347)
Dividend paid to minority interests		–	–	–	–	(7,522)	(7,522)
Equity injected from minority interests		–	–	–	–	275	275
Net change in equity loans due to minority interests		–	–	–	–	19,274	19,274
		33,583	(903)	(33,347)	(667)	12,027	11,360
Balance at 30 June 2007		1,258,393	1,142,109	512,537	2,913,039	305,173	3,218,212

CONDENSED CONSOLIDATED INTERIM STATEMENT OF CHANGES IN EQUITY *(Continued)*

(All amounts in US dollar thousands)

		Unaudited					
		Attributable to equity holders of the Company					
	Note	Share capital	Other reserves	Retained earnings	Total	Minority interests	Total
Balance at 1 January 2008		1,934,577	1,309,274	638,019	3,881,870	303,458	4,185,328
Currency translation differences		–	159,997	–	159,997	6,507	166,504
Net income recognised directly in equity		–	159,997	–	159,997	6,507	166,504
Profit for the period		–	–	135,685	135,685	10,682	146,367
Total recognised income for the six months ended 30 June 2008		–	159,997	135,685	295,682	17,189	312,871
Exercise of share options – allotment of shares	9	4,396	–	–	4,396	–	4,396
Exercise of share options – transfer from option reserve to share premium	9	880	(880)	–	–	–	–
Granting of share options – value of employee service		–	454	–	454	–	454
Payment of 2007 final dividend		–	–	(44,644)	(44,644)	–	(44,644)
Dividend paid and payable to minority interests		–	–	–	–	(8,014)	(8,014)
Difference between the amount by which the non-controlling interests are adjusted and the fair value of the consideration arising from changes in the Company's ownership interest in subsidiaries		–	–	(11,008)	(11,008)	–	(11,008)
Equity acquired from minority interests	22	–	–	–	–	(7,109)	(7,109)
Equity acquired by minority interests		–	–	–	–	348	348
Net change in equity loans due to minority interests		–	–	–	–	(218)	(218)
		5,276	(426)	(55,652)	(50,802)	(14,993)	(65,795)
Balance at 30 June 2008		**1,939,853**	**1,468,845**	**718,052**	**4,126,750**	**305,654**	**4,432,404**

CONDENSED CONSOLIDATED INTERIM CASH FLOW STATEMENT

(All amounts in US dollar thousands)

	Note	Unaudited Six months ended 30 June 2008	2007
Cash flow from operating activities		**112,712**	114,686
Cash flows from investing activities			
– purchases of property, plant and equipment; investment properties and land use rights		**(295,110)**	(291,027)
– proceeds on disposal of property, plant and equipment		**577**	425
– acquisition of additional interest in a subsidiary	22	**(19,624)**	–
– proceeds from disposal of interest in a subsidiary/subsidiaries		**1,935**	78,291
– deposit received for proposed disposal of interest in a subsidiary		**–**	20,840
– other investing cash flow – net		**(15,569)**	(29,445)
Cash flow from investing activities – net		**(327,791)**	(220,916)
Cash flows from financing activities			
– dividend paid		**(56,520)**	(42,679)
– net increase in borrowings		**312,370**	172,629
– other finance cash flows – net		**6,633**	17,431
Cash flows from financing activities – net		**262,483**	147,381
Net increase in cash and cash equivalents and bank overdrafts		**47,404**	41,151
Cash and cash equivalents and bank overdrafts at 1 January		**386,650**	330,049
Exchange gains on cash and cash equivalents and bank overdrafts		**10,010**	5,500
Cash and cash equivalents and bank overdrafts at 30 June		**444,064**	376,700
Analysis of balances of cash and cash equivalents and bank overdrafts			
Cash at bank and in hand		**253,808**	179,452
Short-term bank deposits		**190,256**	199,539
Cash and cash equivalents		**444,064**	378,991
Bank overdrafts		**–**	(2,291)
		444,064	376,700

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(All amounts in US dollar thousands unless otherwise stated)

1. GENERAL INFORMATION

The Company and its subsidiaries own and operate hotels and associated properties; and provide hotel management and related services.

The Company is a limited liability company incorporated in Bermuda. The address of its registered office is Canon's Court, 22 Victoria Street, Hamilton HM12, Bermuda.

The Company has its primary listing on the Main Board of The Stock Exchange of Hong Kong Limited with secondary listing on the Singapore Exchange Securities Trading Limited.

2. BASIS OF PREPARATION AND ACCOUNTING POLICIES

These unaudited condensed consolidated interim financial statements for the six months ended 30 June 2008 have been prepared in accordance with Hong Kong Accounting Standard ("HKAS") 34 "Interim Financial Reporting" issued by the Hong Kong Institute of Certified Public Accountants.

These condensed consolidated interim financial statements should be read in conjunction with the 2007 annual financial statements for the year ended 31 December 2007, which have been prepared in accordance with Hong Kong Financial Reporting Standards. The accounting policies and methods of computation used in the preparation of these condensed consolidated interim financial statements are consistent with those used in the annual financial statements for the year ended 31 December 2007 with the addition of the following new interpretations which are relevant to the Group's operation and are mandatory for financial year ending 31 December 2008:

HK(IFRIC) – Int 11	HKFRS 2 – Group and Treasury Share Transactions
HK(IFRIC) – Int 12	Service Concession Arrangements
HK(IFRIC) – Int 14	HKAS 19 – The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction

The above new interpretations have no material effect to the Group's accounting policies.

In addition, the Group has early adopted the following amendments to standards which are relevant to the Group's operation for financial period beginning 1 January 2008:

HKAS 27 Revised	Consolidated and Separate Financial Statements
HKFRS 3 Revised	Business Combinations

The adoption of the above amendments to standards does not have a significant impact on the Group's financial statements except the following:

Under HKAS 27 Revised, changes in the parent's ownership interest in a subsidiary that do not result in a loss of control are accounted for as equity transactions. Any difference between the amount by which the non-controlling interests are adjusted and the fair value of the consideration paid or received shall be recognised directly in equity and attributed to the owners of the Company. This was effected prospectively from 1 January 2008 and the effect on the interim financial statements for the six months ended 30 June 2008 is that the Group charged a net amount of US$11,008,000 to the retained earnings during the period instead of crediting US$276,000 to the consolidated income statement as gain on disposal of partial interest in a subsidiary and recording US$11,284,000 in the balance sheet as goodwill acquired upon acquisition of additional equity interest in a subsidiary.

The following new standard, amendments to standards and new interpretation are relevant to the Group's operation but are not effective for 2008 and have not been early adopted:

HKAS 1 Revised	Presentation of Financial Statements
HKAS 23 Revised	Borrowing Costs
HKFRS 8	Operating Segments
HK(IFRIC) – Int 13	Customer Loyalty Programmes

3. SEGMENT INFORMATION

Primary reporting format – geographical segments

The Group is managed on a worldwide basis in six main geographical areas:

Hong Kong	– hotel ownership, operation and management
Mainland China	– hotel ownership, operation and management – ownership and leasing of office, commercial and serviced apartments
The Philippines	– hotel ownership, operation and management
Singapore	– hotel ownership, operation and management – ownership and leasing of office, commercial and serviced apartments
Thailand	– hotel ownership, operation and management – ownership and leasing of office, commercial and serviced apartments
Malaysia	– hotel ownership, operation and management, golf club ownership and operation – ownership and leasing of office, commercial and serviced apartments
Other countries	– hotel ownership, operation and management

Secondary reporting format – business segments

The Group is organised on a worldwide basis into three main business segments:

Hotel operation	– ownership and operation of hotel business
Hotel management	– provision of hotel management and related services
Property rentals	– ownership and leasing of office, commercial and serviced apartments

3. SEGMENT INFORMATION *(Continued)*

Primary reporting format – geographical segments

Segment income statement
For the six months ended 30 June 2008 *(US$ million)*

	Hong Kong	The People's Republic of China Mainland China	The Philippines	Singapore	Thailand	Malaysia	Other	Elimination	Group
Sales									
External sales	119.0	253.6	82.0	98.8	36.5	65.1	28.1	-	683.1
Inter-segment sales	3.7	11.6	4.7	2.8	1.6	1.9	1.1	(27.4)	-
Total	122.7	265.2	86.7	101.6	38.1	67.0	29.2	(27.4)	683.1
Results									
Segment results	18.5	44.9	18.5	38.1	11.1	16.3	8.0	-	155.4
Interest income									3.5
Dividend income									0.6
Net unrealised losses on financial assets held for trading									(21.8)
Fair value losses on derivative financial instruments – interest-rate swap contracts									(1.3)
Unallocated corporate expenses									(8.9)
Operating profit									127.5
Net finance income									33.6
Share of profit of associates	(0.7)	27.7	-	3.5	-	1.3	0.5	-	32.3
Profit before income tax									193.4
Depreciation of property, plant and equipment	(7.0)	(40.3)	(11.5)	(6.6)	(6.8)	(6.1)	(1.9)	-	(80.2)
Amortisation of leasehold land and land use rights	(1.0)	(3.6)	-	(0.1)	-	(0.2)	(0.1)	-	(5.0)
Capital expenditures, excluding intangible assets	2.8	169.2	23.8	3.0	3.3	9.1	90.6	-	301.8

Segment balance sheet
As at 30 June 2008 *(US$ million)*

	Hong Kong	Mainland China	The Philippines	Singapore	Thailand	Malaysia	Other	Elimination	Group
Segment assets	284.1	2,363.5	512.8	854.9	228.3	422.9	571.7	(17.3)	5,220.9
Interest in associates	24.8	983.1	30.3	95.6	-	32.0	49.0	-	1,214.8
Unallocated assets									105.5
Intangible assets									86.6
Total assets									6,627.8
Segment liabilities	(69.2)	(151.5)	(30.7)	(28.2)	(18.7)	(21.2)	(33.2)	17.3	(335.4)
Unallocated liabilities									(1,860.0)
Total liabilities									(2,195.4)

3. **SEGMENT INFORMATION** *(Continued)*

Primary reporting format – geographical segments *(Continued)*

Segment income statement
For the six months ended 30 June 2007 *(US$ million)*

	Hong Kong	The People's Republic of China Mainland China	The Philippines	Singapore	Thailand	Malaysia	Other	Elimination	Group
Sales									
External sales	109.2	189.0	71.8	80.5	30.4	55.0	21.8	–	557.7
Inter-segment sales	3.4	8.5	4.0	2.2	0.4	1.7	1.4	(21.6)	–
Total	112.6	197.5	75.8	82.7	30.8	56.7	23.2	(21.6)	557.7
Results									
Segment results	11.7	43.1	14.6	27.0	11.4	14.5	7.5	–	129.8
Interest income									4.2
Dividend income									0.5
Net unrealised gains on financial assets held for trading									5.4
Fair value gains on derivative financial instruments – interest-rate swap contracts									25.2
Unallocated corporate expenses									(11.1)
Gain on disposal of partial interests in subsidiaries									6.2
Operating profit									160.2
Finance costs									(7.7)
Share of profit of associates	0.2	49.9	–	–	–	1.2	0.1	–	51.4
Profit before income tax									203.9
Depreciation of property, plant and equipment	(7.3)	(27.2)	(10.5)	(6.7)	(4.4)	(5.6)	(1.8)	–	(63.5)
Amortisation of leasehold land and land use rights	(1.0)	(2.7)	–	(0.1)	–	(0.1)	(0.1)	–	(4.0)
Capital expenditures, excluding intangible assets	4.7	219.4	20.7	5.5	17.6	9.4	26.1	–	303.4

Segment balance sheet
As at 31 December 2007 *(US$ million)*

	Hong Kong	Mainland China	The Philippines	Singapore	Thailand	Malaysia	Other	Elimination	Group
Segment assets	301.4	2,088.8	507.8	804.6	232.3	418.0	429.2	(13.2)	4,768.9
Interest in associates	39.3	918.8	–	86.9	–	28.7	45.3	–	1,119.0
Unallocated assets									125.9
Intangible assets									87.2
Total assets									6,101.0
Segment liabilities	(80.7)	(157.2)	(39.0)	(30.8)	(26.0)	(25.6)	(31.7)	13.2	(377.8)
Unallocated liabilities									(1,537.9)
Total liabilities									(1,915.7)

3. **SEGMENT INFORMATION** *(Continued)*

Secondary reporting format – business segments
For the six months ended/as at 30 June 2008 *(US$ million)*

	Sales	Segment results	Total assets	Capital expenditures
Hotel operation				
– Room rentals	347.4			
– Food and beverage sales	256.2			
– Rendering of ancillary services	45.4			
	649.0	137.2	4,568.6	298.6
Hotel management	44.5	10.6	67.6	0.1
Property rentals	17.0	7.6	602.0	3.1
Elimination	(27.4)	–	(17.3)	–
	683.1	155.4	5,220.9	301.8
Interest in associates			1,214.8	
Unallocated assets			105.5	
Intangible assets			86.6	
Total			6,627.8	

For the six months ended 30 June 2007 *(US$ million)*

	Sales	Segment results	Total assets	Capital expenditures
Hotel operation				
– Room rentals	287.5			
– Food and beverage sales	205.0			
– Rendering of ancillary services	38.5			
	531.0	119.5		300.5
Hotel management	36.8	4.7		1.9
Property rentals	11.5	5.6		1.0
Elimination	(21.6)	–		–
Total	557.7	129.8		303.4

As at 31 December 2007 *(US$ million)*

	Total assets
Hotel operation	4,151.5
Hotel management	65.8
Property rentals	564.8
Elimination	(13.2)
	4,768.9
Interest in associates	1,119.0
Unallocated assets	125.9
Intangible assets	87.2
Total	6,101.0

4. CAPITAL EXPENDITURE

	Investment properties	Property, plant & equipment	Leasehold land and land use rights	Intangible assets
Opening net book amount as at 1 January 2008	523,633	3,260,931	416,749	87,172
Additions	3,071	288,985	9,719	–
Exchange differences	27,985	121,110	16,041	–
Disposals	(96)	(7,212)	–	–
Depreciation/amortisation charge *(Note 15)*	–	(80,745)	(4,950)	(612)
Closing net book amount as at 30 June 2008	**554,593**	**3,583,069**	**437,559**	**86,560**
Opening net book amount as at 1 January 2007	385,125	2,659,861	381,142	87,709
Additions	964	300,511	1,903	401
Exchange differences	4,466	61,740	5,729	–
Disposal of a subsidiary	–	(118)	–	–
Disposals	(90)	(751)	–	–
Depreciation/amortisation charge *(Note 15)*	–	(63,688)	(3,979)	(330)
Closing net book amount as at 30 June 2007	390,465	2,957,555	384,795	87,780

5. AVAILABLE-FOR-SALE FINANCIAL ASSETS

	As at 30 June 2008	As at 31 December 2007
Equity securities:		
Overseas unlisted shares, at cost	**1,916**	1,916
– Exchange differences	**242**	207
– Provision for impairment losses	**(14)**	(14)
	2,144	2,109
Club debentures, at fair value	**2,112**	2,082
	4,256	4,191

6. OTHER RECEIVABLES

	As at 30 June 2008	As at 31 December 2007
Loans to a managed hotel	**5,109**	4,620
Other loan	**–**	471
	5,109	5,091

Loans to a managed hotel were granted to a managed hotel in Australia owned by an independent third party under the provision of the hotel management agreement. The loans are secured by a second mortgage over that hotel property and wholly repayable by 2012 according to a fixed repayment schedule. These loans are interest-free except for a fixed amount of A$2,000,000 (equivalent to US$1,955,000) (31 December 2007: A$2,000,000 (equivalent to US$1,799,000)) which is interest bearing at LIBOR plus 1% per annum. The effective interest rate applied to calculate the fair value upon initial recognition of the interest free portion is 5.74% per annum.

The interest free loan of Euro 416,000 (equivalent to US$658,000) granted to an officer by a wholly owned subsidiary according to the terms of the employment contract will be wholly repayable before end of 2008 and thus has been reclassified as current asset as at 30 June 2008.

The fair values of these other receivables are not materially different from their carrying values. The maximum exposure to credit risk at the reporting date is the fair value of the other receivables mentioned above.

7. ACCOUNTS RECEIVABLE, PREPAYMENTS AND DEPOSITS

	As at 30 June 2008	As at 31 December 2007
Trade receivables	**58,284**	71,706
Prepayments and deposits	**70,626**	60,024
Other receivables	**50,633**	39,698
	179,543	171,428

There is no concentration of credit risk with respect to trade receivables, as the Group has a large number of customers, internationally dispersed.

(a) The fair values of the trade and other receivables are not materially different from their carrying values.

(b) A significant part of the Group's sales are by credit cards or against payment of deposits. The remaining amounts are with general credit term of 30 days. The Group has a defined credit policy. The ageing analysis of the trade receivables after provision of impairment is as follows:

	As at 30 June 2008	As at 31 December 2007
0 – 3 months	**54,747**	69,676
4 – 6 months	**2,887**	1,546
Over 6 months	**650**	484
	58,284	71,706

8. FINANCIAL ASSETS HELD FOR TRADING

	As at 30 June 2008	As at 31 December 2007
Equity securities, at market value		
Shares listed in Hong Kong	**48,798**	70,131
Shares listed outside Hong Kong	**1,487**	1,579
	50,285	71,710

Equity securities listed in Hong Kong included 10,867,055 (31 December 2007: 10,867,055) ordinary shares in the Company with a carrying value of US$25,520,000 (31 December 2007: US$34,634,000) held by a wholly owned subsidiary of Shangri-La Hotel Public Company Limited, Thailand ("SHPCL"). Such shares, representing approximately 0.4% (31 December 2007: 0.4%) of the issued share capital of the Company as at 30 June 2008, were held by the wholly owned subsidiary of SHPCL before the Company acquired the controlling interests in SHPCL in late 1999. The Company has undertaken, subject to market conditions, to use its reasonable endeavours to procure SHPCL to dispose of all such shares to independent parties. In view of the temporary nature of this holding in such shares, they have been classified as financial assets held for trading in these financial statements.

9. SHARE CAPITAL

	No. of shares ('000)	Amount: Ordinary shares	Amount: Share premium	Amount: Total
Authorised				
– Ordinary shares of HK$1 each				
At 31 December 2007 and 30 June 2008	5,000,000	646,496	–	646,496
Issued and fully paid				
– Ordinary shares of HK$1 each				
At 1 January 2007	2,560,753	330,676	894,134	1,224,810
Exercise of share options				
– allotment of shares	3,191	412	3,956	4,368
– transfer from option reserve	–	–	862	862
Issue of shares upon conversion of convertible bonds	21,192	2,734	25,619	28,353
At 30 June 2007	2,585,136	333,822	924,571	1,258,393
Exercise of share options				
– allotment of shares	3,605	465	4,784	5,249
– transfer from option reserve	–	–	1,182	1,182
Issue of shares upon conversion of convertible bonds	5,060	653	6,328	6,981
Rights issue	287,687	37,121	625,651	662,772
At 31 December 2007 and 1 January 2008	2,881,488	372,061	1,562,516	1,934,577
Exercise of share options				
– allotment of shares	3,169	409	3,987	4,396
– transfer from option reserve	–	–	880	880
At 30 June 2008	**2,884,657**	**372,470**	**1,567,383**	**1,939,853**

The following option shares at various exercise prices granted to option holders of the Company under the Executive Option Scheme and the New Option Scheme were exercised:

In year 2008	Number of option shares issued: At HK$8.26 per option share	At HK$8.82 per option share	At HK$8.18 per option share	At HK$6.81 per option share	At HK$11.60 per option share	At HK$14.60 per option share	Total consideration *US$'000*
January	–	48,911	–	–	40,000	15,000	144
February	30,000	–	–	50,000	165,000	10,000	342
March	57,084	96,911	–	80,000	250,000	110,000	823
April	500,560	–	–	–	105,000	–	690
May	177,364	–	–	–	100,000	20,000	376
June	–	48,455	–	–	1,075,000	189,500	2,021
For the six months ended 30 June 2008	**765,008**	**194,277**	**–**	**130,000**	**1,735,000**	**344,500**	**4,396**
For the six months ended 30 June 2007	327,084	125,528	331,490	170,000	2,162,000	75,000	4,368
For the year ended 31 December 2007	700,448	475,950	399,411	230,000	4,383,000	607,500	9,617

The weighted average closing price of the shares immediately before the dates on which the options were exercised for the six months ended 30 June 2008 was HK$22.62 (six months ended 30 June 2007: HK$20.22).

9. **SHARE CAPITAL** *(Continued)*

Share options

Share options are granted to Directors and to key employees. The exercise price of the granted options is equal to/higher than the closing price of the shares on the date of the grant. Options are conditional on the Directors and employees completing one year's service (the vesting period). The options are exercisable starting one year from the grant date and the options have a contractual option term of ten years. The Group has no legal or constructive obligation to repurchase or settle the options in cash.

The Company has two share option schemes: the Executive Option Scheme and the New Option Scheme. Details of these two schemes are stated under the section headed "SHARE OPTIONS" of this report.

Movements in the number of outstanding option shares and their related weighted average exercise prices are as follows:

	For the six months ended 30 June 2008		For the year ended 31 December 2007	
	Average exercise price in HK$ per option share	**Number of option shares**	Average exercise price in HK$ per option share	Number of option shares
At 1 January	**11.92**	**20,152,723**	11.69	27,141,532
Exercised	**10.75**	**(3,168,785)**	10.97	(6,796,309)
Lapsed	**14.60**	**(35,000)**	13.04	(192,500)
At 30 June/31 December	12.13	**16,948,938**	11.92	20,152,723

Outstanding option shares at the end of the period/year have the following expiry dates and exercise prices:

Expiry date	**Exercise price in HK$ per option share**	**Number of option shares as at 30 June 2008**	31 December 2007
Executive Option Scheme			
30 April 2008	8.26	-	765,008
14 January 2010	8.82	**1,016,017**	1,210,294
14 January 2011	8.18	**67,921**	67,921
		1,083,938	2,043,223
New Option Scheme			
2 May 2008	11.60	-	50,000
30 June 2008	14.60	-	37,500
28 May 2012	6.81	**1,180,000**	1,310,000
27 April 2015	11.60	**8,777,000**	10,462,000
15 June 2016	14.60	**5,908,000**	6,250,000
		15,865,000	18,109,500

No option was granted during the six months ended 30 June 2008 and 2007.

According to the terms of the two option schemes, options on 101,528 shares, 200,000 shares, 255,000 shares and 149,500 shares with exercise price per share of HK$8.82, HK$6.81, HK$11.60 and HK$14.60, respectively have been exercised subsequent to 30 June 2008 and up to the approval date of these financial statements. No options were lapsed under the Executive Option Scheme and the New Option Scheme subsequent to 30 June 2008 and up to the approval date of these financial statements.

10. OTHER RESERVES

	Option	Convertible bonds	Capital redemption	Exchange fluctuation	Capital	Other	Contributed surplus	Total
At 1 January 2007	7,020	2,623	10,666	75,266	601,490	1,368	389,741	1,088,174
Currency translation differences	-	-	-	54,838	-	-	-	54,838
Issue of shares upon conversion of convertible bonds	-	(2,021)	-	-	-	-	-	(2,021)
Granting of share options	1,980	-	-	-	-	-	-	1,980
Exercise of share options – transfer to share premium	(862)	-	-	-	-	-	-	(862)
At 30 June 2007	8,138	602	10,666	130,104	601,490	1,368	389,741	1,142,109
Currency translation differences	-	-	-	171,533	-	-	-	171,533
Transfer to income statement on disposal of partial interests in subsidiaries	-	-	-	(3,088)	-	-	-	(3,088)
Issue of shares upon conversion of convertible bonds	-	(602)	-	-	-	-	-	(602)
Granting of share options	504	-	-	-	-	-	-	504
Exercise of share options – transfer to share premium	(1,182)	-	-	-	-	-	-	(1,182)
At 31 December 2007 and 1 January 2008	7,460	-	10,666	298,549	601,490	1,368	389,741	1,309,274
Currency translation differences	-	-	-	159,997	-	-	-	159,997
Granting of share options	454	-	-	-	-	-	-	454
Exercise of share options – transfer to share premium	(880)	-	-	-	-	-	-	(880)
At 30 June 2008	**7,034**	**-**	**10,666**	**458,546**	**601,490**	**1,368**	**389,741**	**1,468,845**

11. BANK LOANS AND OVERDRAFTS

	As at	
	30 June 2008	31 December 2007
Overdrafts – unsecured	–	34
Bank loans – secured *(Note 23(c))*	**54,528**	52,774
Bank loans – unsecured	**1,506,797**	1,193,059
	1,561,325	1,245,867

The maturity of bank loans and overdrafts is as follows:

	As at	
	30 June 2008	31 December 2007
Within 1 year	**87,214**	91,928
Between 1 and 2 years	**538,973**	18,118
Between 2 and 5 years	**902,993**	1,119,822
Wholly repayable within 5 years	**1,529,180**	1,229,868
Over 5 years	**32,145**	15,999
	1,561,325	1,245,867

11. BANK LOANS AND OVERDRAFTS *(Continued)*

The effective interest rates at the balance sheet date were as follows:

	30 June 2008						
	HK$	**RMB**	**MYR**	**US$**	**JPY**	**Pesos**	**Euros**
Bank borrowings	**2.27%**	**6.87%**	**4.23%**	**3.00%**	**1.17%**	**5.70%**	**5.34%**

	31 December 2007						
	HK$	RMB	MYR	US$	S$	JPY	Pesos
Bank overdrafts	6.75%	–	–	–	–	–	–
Bank borrowings	3.69%	6.35%	4.19%	5.52%	2.36%	1.20%	4.93%

The carrying amounts of the bank loans and overdrafts approximate their fair value and are denominated in the following currencies:

	As at	
	30 June 2008	31 December 2007
Hong Kong dollars	**793,052**	739,724
Renminbi	**76,542**	48,209
Malaysian Ringgit	**43,507**	44,069
Singapore dollars	**–**	2,761
United States dollars	**513,460**	391,460
Japanese Yen	**12,828**	446
Philippines Pesos	**42,860**	19,198
Euros	**79,076**	–
	1,561,325	1,245,867

The Group has the following undrawn borrowing facilities:

	As at	
	30 June 2008	31 December 2007
Floating rate		
– expiring within one year	**146,458**	170,020
– expiring beyond one year	**1,119,259**	1,147,772
Fixed rate		
– expiring beyond one year	**43,738**	45,600
	1,309,455	1,363,392

As at 30 June 2008, an undrawn floating rate borrowing facility of Thai Baht 800 million (equivalent to US$24,060,000) (31 December 2007: Thai Baht 800 million) expiring beyond one year is secured by a freehold land with net book value of US$7,459,000 (31 December 2007: US$7,337,000).

12. DERIVATIVE FINANCIAL INSTRUMENTS

	As at	
	30 June 2008	31 December 2007
Non-current liabilities		
Interest-rate swap contracts – non hedging	**14,305**	20,708

The notional principal amounts of the outstanding HIBOR and LIBOR interest-rate swap contracts at 30 June 2008 were HK$4,760,000,000 and US$100,000,000, respectively (31 December 2007: HK$4,760,000,000 and US$100,000,000, respectively).

At 30 June 2008, the fixed interest rates vary from 4.28% to 4.70% per annum (31 December 2007: 4.28% to 4.70%).

13. DUE TO MINORITY SHAREHOLDERS

(a) Due to minority shareholders (non-current portion) are unsecured and with following terms:

	As at	
	30 June 2008	31 December 2007
LIBOR plus 2.5% per annum and wholly repayable on 30 June 2015	**693**	693
Interest free with no fixed repayment terms	**24,210**	19,910
	24,903	20,603

The effective interest rate applied to calculate the fair value upon initial recognition of the interest free portion of the amounts due to minority shareholders is 4.4% per annum.

(b) Due to minority shareholders (current portion) are unsecured and with the following terms:

	As at	
	30 June 2008	31 December 2007
Interest free with no fixed repayment terms	**5,715**	10,355

The fair values of the amounts due to minority shareholders (both current and non-current portion under (a) and (b) above) are not materially different from their carrying values.

14. ACCOUNTS PAYABLE AND ACCRUALS

	As at	
	30 June 2008	31 December 2007
Trade payables	**55,240**	64,374
Construction cost payable and accrued expenses	**280,975**	313,031
	336,215	377,405

The ageing analysis of the trade payables is as follows:

	As at	
	30 June 2008	31 December 2007
0 – 3 months	**45,009**	60,687
4 – 6 months	**2,322**	1,526
Over 6 months	**7,909**	2,161
	55,240	64,374

15. EXPENSES BY NATURE

Expenses included in cost of goods sold, marketing costs, administrative expenses and other operating expenses are analysed as follows:

	For the six months ended	
	30 June 2008	30 June 2007
Depreciation of property, plant and equipment (net of amount capitalised of US$572,000 (2007: US$193,000)) *(Note 4)*	**80,173**	63,495
Amortisation of leasehold land and land use rights *(Note 4)*	**4,950**	3,979
Amortisation of trade mark and website development *(Note 4)*	**612**	330
Employee benefit expenses	**176,603**	150,057
Cost of inventories sold or consumed in operation	**84,616**	67,040
Loss on disposal of property, plant and equipment and partial replacement of investment properties	**1,413**	332
Discarding of property, plant and equipment due to renovation of hotels	**5,321**	80
Expenses on share options granted	**454**	1,980

16. OTHER (LOSSES)/GAINS – NET

	For the six months ended	
	30 June 2008	30 June 2007
Impairment losses on available-for-sale financial assets	**–**	(309)
Net unrealised (losses)/gains on financial assets held for trading	**(21,793)**	5,363
Fair value (losses)/gains on derivative financial instruments		
– interest-rate swap contracts	**(1,341)**	25,184
Gain on disposal of partial interests in subsidiaries	**–**	6,175
Interest income	**3,523**	4,266
Dividend income	**555**	500
Others	**279**	895
	(18,777)	42,074

17. NET FINANCE INCOME/(COSTS)

	For the six months ended	
	30 June 2008	30 June 2007
Interest expense		
– bank loans and overdrafts	**(23,783)**	(37,357)
– other loans	**(1,002)**	(732)
– convertible bonds wholly repayable within five years	**–**	(315)
	(24,785)	(38,404)
Less: amount capitalised	**6,093**	14,875
	(18,692)	(23,529)
Net foreign exchange transactions gains	**52,278**	15,817
	33,586	(7,712)

The effective capitalisation rate used to determine the amount of borrowing costs eligible for capitalisation is 3.4% per annum for the period (2007: 4.6%).

18. SHARE OF PROFIT OF ASSOCIATES

Share of profit of associates for the six months ended 30 June 2008 is stated after the share of losses of US$4,751,000 on write-off of the net book value of a building upon demolition for the development of an extension project of an associate.

Share of associates' taxation for the six months ended 30 June 2008 of US$13,861,000 (2007: a net credit of US$9,751,000) is included in the income statement as share of profit of associates. The net credit in 2007 had resulted from the reversal of provision for deferred tax liabilities of US$27,921,000 due to reduction of income tax rate in Mainland China from 33% to 25% effective 1 January 2008.

19. INCOME TAX EXPENSE

Hong Kong profits tax has been provided at the rate of 16.5% (2007: 17.5%) on the estimated assessable profit for the period. Taxation outside Hong Kong includes withholding tax paid and payable on dividends from subsidiaries and tax provided at the prevailing rates on the estimated assessable profits of group companies operating outside Hong Kong.

	For the six months ended	
	30 June 2008	30 June 2007
Current income tax		
– Hong Kong profits tax	**7,586**	6,654
– Overseas taxation	**38,329**	33,138
Deferred income tax charge/(credit)	**1,126**	(4,816)
	47,041	34,976

Deferred income tax for the six months ended 30 June 2007 had been stated after the reversal of provision for deferred tax liabilities of subsidiaries of US$9,726,000 due to reduction of income tax rate in Mainland China from 33% to 25% effective 1 January 2008.

20. EARNINGS PER SHARE

Basic

Basic earnings per share is calculated by dividing the profit attributable to equity holders of the Company by the weighted average number of ordinary shares in issue during the period.

	For the six months ended	
	30 June 2008	30 June 2007
Profit attributable to equity holders of the Company *(US$'000)*	**135,685**	159,689
Weighted average number of ordinary shares in issue *(thousands)*	**2,882,589**	2,577,490
Basic earnings per share *(US cents per share)*	**4.707**	6.196

Diluted

Diluted earnings per share is calculated by adjusting the weighted average number of ordinary shares outstanding to assume conversion of all dilutive potential ordinary shares. For the share options, a calculation is done to determine the number of shares that could have been acquired at fair value (determined as the average annual market share price of the Company's shares) based on the monetary value of the subscription rights attached to outstanding share options. The number of shares calculated as above is increased by the number of shares that would have been issued assuming the exercise of the share options.

For the six months ended 30 June 2008 and 2007, all the share options issued under the Executive Option Scheme and the New Option Scheme have the greatest dilution effect.

	For the six months ended	
	30 June 2008	30 June 2007
Profit attributable to equity holders of the Company *(US$'000)*	**135,685**	159,689
Weighted average number of ordinary shares in issue *(thousands)*	**2,882,589**	2,577,490
Adjustments for share options *(thousands)*	**8,419**	10,785
Weighted average number of ordinary shares for diluted earnings per share *(thousands)*	**2,891,008**	2,588,275
Diluted earnings per share *(US cents per share)*	**4.693**	6.170

21. DIVIDENDS

	For the six months ended	
	30 June 2008	30 June 2007
Interim dividend proposed of HK14 cents (2007: HK15 cents) per ordinary share	**52,123**	50,119

Notes:

(a) At a meeting held on 1 April 2008, the Board proposed a final dividend of HK12 cents per ordinary share for the year ended 31 December 2007, which was paid on 4 June 2008, and has been reflected as an appropriation of retained earnings for the six months ended 30 June 2008.

(b) At a meeting held on 2 September 2008, the Board declared an interim dividend of HK14 cents per ordinary share for the year ending 31 December 2008. This proposed dividend is not reflected as a dividend payable in these financial statements, but will be reflected as a distribution of retained earnings for the year ending 31 December 2008. The proposed interim dividend of US$52,123,000 for the six months ended 30 June 2008 is calculated based on 2,885,362,678 shares of the Company in issue as at the approval date of these financial statements.

22. ACQUISITION OF ADDITIONAL INTEREST IN A SUBSIDIARY

On 30 May 2008, the Group acquired an additional 23% interest in the share capital and the proportionate shareholder's loan in Shangri-La Hotels (Shenzhen) Limited ("Shangri-La Shenzhen"), which owns 90% interest in Shangri-La Hotel, Shenzhen, from a minority shareholder of Shangri-La Shenzhen at a cash consideration of Renminbi 135,115,000 (equivalent to US$19,605,000). Immediately prior to the acquisition, Shangri-La Shenzhen was an indirect 57% owned subsidiary of the Company. Following completion of the acquisition, Shangri-La Shenzhen has become an indirect 80% owned subsidiary of the Company. Details of net assets and loan acquired are as follows:

Purchase consideration:	
– cash consideration	19,605
– direct costs relating to the acquisition	19
Total purchase consideration	19,624
Less: effective interest of carrying amount of net assets acquired	(7,109)
principal amount of shareholder's loan in Shangri-La Shenzhen acquired	(1,231)
Difference between the amount by which the non-controlling interests are adjusted and the fair value of the consideration paid which has been recognised directly in equity	11,284

The carrying amount of consolidated assets and liabilities of Shangri-La Shenzhen at the date of acquisition are as follows:

Fixed assets	42,416
Land use rights	2,937
Current assets	5,687
Current liabilities	(10,759)
Loans advanced from shareholders	(5,350)
Minority interests	(4,022)
Net assets	30,909
Share of net assets acquired	7,109

23. FINANCIAL GUARANTEES, CONTINGENCIES AND CHARGES OVER ASSETS

(a) Financial guarantees

As at 30 June 2008, the Group executed proportionate guarantees in favour of banks for securing banking facilities granted to certain associates. The Group also executed a counter guarantee in favour of the major shareholder of an associate which had provided full guarantee in favour of a bank for securing banking facilities granted to the associate. The utilised amount of such facilities covered by the Group's guarantees for these associates amounts to US$47,632,000 (31 December 2007: US$46,332,000). The guarantees are stated at their respective contracted amounts. The Board is of the opinion that it is not probable that such guarantees will be called upon.

(b) Contingent liabilities

As at 30 June 2008, contingent liabilities of the Group were as follows:

(i) The Group executed a performance guarantee in favour of the owner of a hotel in Sydney for the financial performance of the hotel under a management contract. The maximum cumulative amount of liability under such guarantee is A$4,537,000 (equivalent to US$4,435,000) (31 December 2007: A$4,537,000 (equivalent to US$4,080,000)).

(ii) The Group executed a performance guarantee in favour of the Government of the Republic of Maldives for the development of a resort in Maldives in accordance with an agreed work plan. The guarantee is valid until 28 November 2008 and will be discharged no later than 30 days following the date of completion of the resort in accordance with the agreement. The maximum cumulative amount of liability under such guarantee is US$4,375,000 (31 December 2007: US$4,375,000).

(iii) The Group executed guarantees for securing standby documentary credit granted by banks in favour of a local government authority in Mainland China for the acquisition of the land use rights of a site and certain building contractors relating to the execution of construction works for hotel buildings with the amount of US$20,000,000 (31 December 2007: US$20,000,000) and US$46,562,000 (31 December 2007: Nil), respectively. The US$20,000,000 guarantee was discharged upon full payment of the land price in July 2008. The Group also executed a guarantee for securing standby documentary credit granted by a bank in favour of an associate of up to US$16,500,000 (31 December 2007: US$22,000,000) as capital commitment to the development project. These facilities are undrawn as at 30 June 2008.

(c) Charges over assets

As at 30 June 2008, bank borrowings of a subsidiary of US$54,528,000 (31 December 2007: US$52,774,000) are secured by the rights and benefits of the insurance policies on the subsidiary's hotel building, vehicles and machinery; and furniture, fixture and equipment with net book amount of US$59,535,000 (31 December 2007: US$58,613,000).

24. COMMITMENTS

Capital expenditure at the balance sheet date committed but not yet incurred is as follows:

	As at	
	30 June 2008	31 December 2007
Existing properties – Property, plant and equipment and investment properties		
Contracted but not provided for	**130,378**	18,624
Authorised but not contracted for	**108,360**	56,424
Development projects		
Contracted but not provided for	**690,085**	590,652
Authorised but not contracted for	**1,429,550**	1,628,916
	2,358,373	2,294,616

25. RELATED PARTY TRANSACTIONS

Kerry Group Limited ("KGL"), which owns approximately 49.51% of the Company's issued ordinary shares as recorded in the register required to be kept under Section 336 of the Securities and Futures Ordinance as at 30 June 2008, has significant influence over the Company.

The following transactions were carried out with related parties :

		For the six months ended	
		30 June 2008	30 June 2007
(a)	Transactions with subsidiaries of KGL (other than subsidiaries of the Company)		
	Receipt of hotel management and related services and royalty fees	**1,268**	1,128
	Payment of project management services and project consultancy services fees	**2,814**	–
	Reimbursement of office expenses and payment of administration and related expenses	**923**	706
	Payment of office rental, management fees and rates	**280**	123

		For the six months ended	
		30 June 2008	30 June 2007
(b)	Transactions with associates of the Group		
	Receipt of hotel management and related services and royalty fees	**5,786**	4,678
	Receipt of charges for laundry services	**422**	413

		As at	
		30 June 2008	31 December 2007
(c)	Financial assistance provided to subsidiaries of KGL (other than subsidiaries of the Company)		
	Balance of loan to associates of the Group	**95,239**	108,953
	Balance of guarantees executed in favour of banks for securing bank loans/facilities granted to associates of the Group	**26,435**	26,430

		As at	
		30 June 2008	31 December 2007
(d)	Financial assistance provided to associates of the Group (excluding item (c) above)		
	Balance of loan to associates of the Group	**89,245**	59,315
	Balance of guarantees executed in favour of banks for securing bank loans/facilities granted to an associate of the Group	**21,197**	19,903

There are no material changes to the terms of the above transactions during the period.

		For the six months ended	
		30 June 2008	30 June 2007
(e)	Key management compensation		
	Fees, salaries and other short-term employee benefits	**1,380**	1,082
	Post employment benefits	**69**	58
		1,449	1,140

26. EVENTS AFTER THE BALANCE SHEET DATE

(a) The Company issued a total of 706,028 new ordinary shares to share option holders who have exercised their rights to subscribe for shares of the Company subsequent to 30 June 2008 and up to the approval date of these financial statements.

(b) On 21 July 2008, the Group, together with two connected persons and a third party, jointly won the bids at the open biddings to acquire the land use rights of the project sites in Tangshan City, Hebei Province, Mainland China. Following the successful biddings of the project sites, the Group entered into a master joint venture agreement with these parties to establish no more than three joint venture companies for the acquisition, holding and development of the project sites. The joint venture agreement and the establishment of the joint venture company/companies are subject to approval by the respective independent shareholders of the Company and a connected person; and the relevant government authorities in Mainland China. The Group will have a 20% interest in the joint venture company/companies and the Group's share of the maximum total investment amount shall be approximately Renminbi 1,460 million (equivalent to US$214 million).

(c) In August 2008, the Group executed a 5-year US$40 million unsecured bilateral bank loan agreement.

OPERATIONS REVIEW

(Performance compared to the corresponding period last year)

The Group's business is organised into three main segments:

Hotel operation	–	Hotel ownership and operation
Hotel management	–	Provision of hotel management and related services to Group-owned hotels and to hotels owned by third parties
Property rentals	–	Ownership and leasing of office properties, commercial properties and serviced apartments.

Revenues

Hotel Operation

- Continued to be the main source of revenue and operating profits.
- As at 30 June 2008, the Group has equity interest in 43 operating hotels with 22,131 available guest rooms owned by subsidiaries and associates, including the Portman Ritz-Carlton Hotel, Shanghai and the Hotel JEN, Hong Kong. The Group also has a 10% interest in the 389-room Shangri-La Hotel, Surabaya.
- Weighted average occupancy for hotels in Mainland China decreased mainly due to a reduction in foreign visitor arrivals in the second quarter following visa restrictions introduced in the run-up to the Beijing Olympics. Occupancies in the second quarter were also affected by the earthquake in Sichuan and the adverse weather conditions in Southern China.
- The Group's weighted average room rate increased by 14%, both due to a general increase in room rates quoted in local currencies across the board and the effect of the continuing appreciation of most Asian currencies against the US dollar.
- Weighted average room yields ("RevPAR") increased in all countries except for Mainland China (remained flat) and Thailand (decreased by 6% affected by the newly opened Shangri-La Hotel, Chiang Mai). Overall weighted average RevPAR increased by 7.5%.
- The Valley Wing of Shangri-La Hotel, Qingdao which consists of 196 guest rooms and 13 serviced apartments opened for business on 12 March 2008.

OPERATIONS REVIEW *(Continued)*

Revenues *(Continued)*

Hotel Operation *(Continued)*

The key performance indicators of the Group on a combined basis for the period are as follows:

Country	2008 Occupancy *(%)*	2008 Weighted Average Transient Room Rate *(US$)*	2008 RevPAR *(US$)*	2007 Occupancy *(%)*	2007 Weighted Average Transient Room Rate *(US$)*	2007 RevPAR *(US$)*
The People's Republic of China (the "PRC")						
Hong Kong	**72**	**303**	**216**	77	269	203
Mainland China	**59**	**153**	**91**	66	139	91
Singapore	**80**	**231**	**186**	82	180	146
The Philippines	**77**	**172**	**129**	81	143	115
Malaysia	**67**	**125**	**87**	68	105	70
Thailand	**62**	**172**	**102**	75	151	108
Fiji	**69**	**150**	**101**	64	129	80
Indonesia	**67**	**118**	**69**	59	115	58
Myanmar	**56**	**51**	**28**	57	38	21
Group	**65**	**170**	**110**	70	148	102

The key performance indicators of the Group on a combined basis for the last 5 years are as follows:

Weighted average	Full Year 2007	2006	2005	2004	2003
Occupancy *(%)*	71	73	73	71	55
Transient Room Rate *(US$)*	152	135	117	102	90
RevPAR *(US$)*	105	96	84	73	52

Notes:

(i) The RevPAR of hotels under renovation has been computed by excluding the number of rooms under renovation.

(ii) Performance indicators for 2006 to 2008 for hotels in Hong Kong and Malaysia include the Hotel JEN in which the Group acquired 30% equity interest in September 2006 and Shangri-La's Rasa Sayang Resort & Spa, Penang ("RSR"), respectively. RSR, a resort that was closed down since 1 December 2004 for redevelopment, re-opened for business in September 2006. The performance of the Shangri-La Hotel, Surabaya has not been included in these indicators.

OPERATIONS REVIEW *(Continued)*

Revenues *(Continued)*

Hotel Management

- Except for the Hotel JEN and the Portman Ritz-Carlton Hotel, Shanghai, all the other 42 hotels in which the Group has equity interest are managed by the hotel management subsidiary, SLIM International Limited and its subsidiaries ("SLIM").

- SLIM also had hotel management agreements in respect of 13 operating hotels (4,722 rooms) owned by third parties as at 30 June 2008. Overall weighted average RevPAR and room rates of these 13 hotels increased by 9% and 5%, respectively.

- Aided by the continuing growth of business, SLIM recorded a 13% increase in revenue on consolidation, after elimination of revenue earned from fellow subsidiaries.

- SLIM also has management agreements on hand for 19 hotels under development with 7,235 rooms, owned by third parties.

Property Rentals

- The Group's investment properties are located principally in Shanghai and Beijing and are owned by associates.

- Nearly all the properties recorded double digit increment in yields. The yields of the serviced apartments in the UBN Apartments in Malaysia and the commercial space in Chao Phya Tower in Bangkok recorded a marginal decline by 1% and 3%, respectively.

OPERATIONS REVIEW *(Continued)*

Consolidated Profits

- Gross profit margin was maintained despite increase in food costs and labour costs.

- On top of increases in RevPAR and yields of investment properties, net profit attributable to equity holders of the Company were favourably affected by the increase in exchange gains of US$34.1 million (including US$0.5 million from share of results of associates) due to appreciation of the Renminbi and other Asian currencies against the US dollar. Interest expenses after capitalisation for the period decreased by US$4.8 million following a reduction in bank borrowings consequent to the rights issue in September 2007. Net profit attributable to equity holders of the Company before non-operating items for the period increased substantially from US$86.0 million in the same period last year to US$162.1 million. Net profit attributable to equity holders of the Company was affected by the following non-operating items:

(US$ million)	**2008**	2007
: Net unrealised (losses)/gains on financial assets held for trading	**(19.4)**	5.8
: Fair value (losses)/gains on derivative financial instruments – interest-rate swap contracts	**(1.3)**	25.2
: Gains on disposal of partial interests in subsidiaries	**–**	6.2
: Reversal of provision for deferred tax liabilities due to reduction in corporate income tax rate in Mainland China	**–**	37.6
: Interest on land cost deposit	–	0.9
: Expenses on share options granted	**(0.5)**	(2.0)
: Fair value adjustment on loans from minority shareholders	**(0.5)**	–
: Share of loss on demolition of a building owned by an associate	**(4.8)**	–

CORPORATE DEBT AND FINANCIAL CONDITIONS

The Group executed a HK$300 million unsecured bilateral loan agreement, a Euro 50 million unsecured loan agreement and a Renminbi 230 million unsecured loan agreement during the period. These bank loan facilities (approximately equivalent to total US$151 million) have a maturity of 5 years. The Group has also executed a 5.5-year Malaysian Ringgit 95 million (approximately US$29 million) unsecured bank loan agreement.

The Group has satisfactorily complied with all covenants under its borrowing agreements. The analysis of borrowings outstanding as at 30 June 2008 is as follows:

	Maturities of Borrowings Contracted as at 30 June 2008				
			Repayment		
(US$ million)	**Within 1 year**	**In the 2nd year**	**In the 3rd to 5th year**	**After 5 years**	**Total**
Borrowings					
Corporate bank loans	38.7	464.6	398.7	–	902.0
Project bank loans and overdrafts	48.5	74.4	504.3	32.1	659.3
Total	87.2	539.0	903.0	32.1	1,561.3
Undrawn but committed facilities					
Bank loans and overdrafts	146.5	131.1	1,006.9	25.0	1,309.5

CORPORATE DEBT AND FINANCIAL CONDITIONS *(Continued)*

In August 2008, the Group executed a 5-year US$40 million unsecured bilateral bank loan agreement.

Except for the bank loans of a non-wholly owned subsidiary of Renminbi 197 million and HK$200 million (approximately equivalent to total US$54.5 million) which are secured by the rights and benefits of the insurance policies on the hotel property owned by that subsidiary, all other loans are unsecured.

The currency-mix of the borrowings, and cash and cash equivalents as at 30 June 2008 is as follows:

(US$ million)	**Borrowings**	**Cash and cash equivalents**
In Hong Kong dollars	793.0	40.7
In Singapore dollars	–	18.0
In Malaysian Ringgit	43.5	4.5
In Renminbi	76.5	155.5
In United States dollars	513.5	126.3
In Thai Baht	–	21.5
In Philippines Pesos	42.9	16.2
In Fiji dollars	–	3.3
In Euros	79.1	53.7
In Japanese Yen	12.8	0.3
In other currencies	–	4.1
	1,561.3	444.1

Save for the loans in Renminbi which carry interest at rates specified by The People's Bank of China from time to time, all the borrowings are at floating rates.

Details of contingent liabilities as at 30 June 2008 are disclosed in note 23 to the unaudited financial statements included in this report.

TREASURY POLICIES

Treasury policies aimed at minimising interest and currency risk have been consistently followed by the Group as disclosed in the 2007 annual report.

- Intragroup financing between subsidiaries in Mainland China by way of entrusted loan arrangements through local banks increased to Renminbi 241 million (approximately US$35 million) as at 30 June 2008.

- At 30 June 2008, the Group had outstanding interest-rate swap contracts for an aggregate principal amount of HK$4,760 million (approximately US$614 million) at fixed interest rates ranging between 4.28% and 4.63% per annum, and US$100 million at a fixed interest rate of 4.70% per annum. The interest cover continues through January 2014. Taking into account the interest-rate swap contracts and the Renminbi loans, the Group has fixed its interest liability on 51% of its outstanding loans.

- There is a natural economic hedge to the extent that all the Group's business units in Hong Kong, Mainland China, Singapore, Malaysia, Thailand and the Philippines derive their revenues (and most of the expenses associated therewith) in local currencies. It is the Group's endeavour, wherever and to the extent possible, to quote tariffs in the stronger currency and maintain bank balances in that currency, if legally permitted.

FINANCIAL ASSETS HELD FOR TRADING – TRADING SECURITIES

The investment portfolio included 10,867,055 ordinary shares in the Company with a market value of US$25.5 million held by a subsidiary. Details of financial assets held for trading as at 30 June 2008 are disclosed in note 8 to the unaudited financial statements included in this report.

DEVELOPMENT PROGRAMMES

Construction work on the following projects is progressing satisfactorily:

	Group's Interest	Hotel Rooms	Serviced Apartments	Projected Opening
Hotels in Mainland China				
Futian Shangri-La, Shenzhen	100%	548	53	Late 2008
Shangri-La Hotel, Wenzhou	75%	408	10	Late 2008
Shangri-La Hotel, Ningbo	95%	564	60	Late 2008
Shangri-La Hotel, Manzhouli	100%	200	16	Mid 2009
Shangri-La Hotel, Guilin	100%	430	–	Mid 2009
Hotels in other countries				
Shangri-La's Boracay Resort & Spa, The Philippines	100%	174	45	Late 2008
Shangri-La's Villingili Resort & Spa, Maldives	70%	142	–	Early 2009
Shangri-La Hotel, Tokyo, Japan	Operating lease	206	–	Early 2009
Shangri-La Hotel, Paris, France	100%	191	–	Late 2009
Other projects and composite developments				
Office Tower, Ulaanbaatar, the Republic of Mongolia	51%	N/A	–	Late 2008
Office and serviced apartment tower, Qingdao	100%	N/A	130	Late 2008
China World Trade Center Phase III – Mega Tower (including a deluxe hotel), Beijing	40.07%	275	–	Mid 2009
Pudong Kerry Centre (with Shangri-La's Pudong Kerry Centre Hotel), Shanghai	23.20%	574	140	2010
Tianjin Kerry Centre (with Shangri-La Hotel, Tianjin)	20%	700	30	2011
Jing An Kerry Centre (with Jing An Shangri-La and Shangri-La's Jing An Kerry Centre Hotel), Shanghai	49%	928	–	2011

- The Group has acquired land use rights for several hotel development projects. Design and concept planning is being carried out for the projects in Lhasa, Zhoushan, Sanya, Ordos City, Hefei and Qinhuangdao (all in Mainland China), Ulaanbaatar in the Republic of Mongolia, Malé in Maldives and New York in the USA. These hotels with a total of 2,825 guest rooms and 70 serviced apartments are scheduled to be opened for business between 2010 to 2012. Save for the New York project in which the Group has 25.9% equity interest, all the other projects are currently wholly owned by the Group.

- The Group has also carried out design and concept planning for the 202-room Shangri-La Hotel, Vienna in Austria and the 175-room Shangri-La Hotel At London Bridge Tower, London in the United Kingdom. These two hotels under operating lease are scheduled to be opened for business in 2010 and 2012, respectively.

DEVELOPMENT PROGRAMMES *(Continued)*

- On 10 March 2008, the Group entered into connected transactions with Kerry Properties Limited ("KPL") by forming a consortium and was successful in acquiring the land use rights for a land site in Nanchang City, Mainland China. KPL is an associate of Kerry Holdings Limited which is the controlling shareholder of each of the Company and KPL and thus a connected person of the Company. The Group has 20% equity interest in the joint venture company which owns this composite development which is expected to comprise offices, hotel, commercial and high-end apartments. The maximum funding commitments of the Group's 20% interest in the joint venture company is approximately Renminbi 440 million (approximately US$64 million) (whether equity, loan, financial assistance or otherwise).

- On 7 May 2008, the Group entered into connected transactions by entering into a shareholders' agreement with an associate of KPL and a third party to subscribe for 5,000 common shares of a joint venture company. The principal purpose and business of this joint venture company is to purchase and own a piece of land in the Bonifacio Global City located at Taguig, Metro Manila in the Philippines. On 30 June 2008, the Group entered into a shareholders' agreement with the same parties to subscribe for 5,000 common shares of another joint venture company whose principal purpose and business is to enter into an unincorporated joint venture with the previously mentioned joint venture company for the construction of a five star hotel and high-end residential development on the land. The maximum funding commitments of the Group's 40% interest in each of the two joint venture companies are approximately US$27 million and US$18.4 million, respectively (whether equity, loan, financial assistance or otherwise).

- On 21 July 2008, the Group entered into connected transactions with KPL and Allgreen Properties Limited (both being connected persons to the Company) and Kuok Brothers Sdn. Bhd. by forming a consortium and jointly won the bids at the open biddings to acquire the land use rights of three sites in Tangshan City in Mainland China. The parties have entered into a master joint venture agreement on the same date for the acquisition, holding and development of the sites and have agreed to enter into shareholders' agreements in connection with the establishment of no more than three joint venture company/companies and the development of the sites which are designated for hotel and residential uses with ancillary commercial use. The maximum funding commitments of the Group's 20% interest in the joint venture company/companies are approximately Renminbi 1,460 million (approximately US$214 million) (whether equity, loan, financial assistance or otherwise). The Group has already refunded to KPL HK$156 million (approximately US$20 million) together with the interest expenses for its 20% share in the deposit paid for bidding the land. The entering into of these connected transactions is conditional upon approval by the independent shareholders of KPL and the Company; and obtaining all necessary approvals from the relevant PRC authorities. Failure in any one of the conditions will result in the Company withdrawing from the joint venture and obtaining reimbursement of any payment made or expenses incurred.

- In July 2008, the Group completed the acquisition of the entire equity interest of a local company in Paris which owns the building adjacent to the site of the Shangri-La Hotel, Paris, at a net consideration of Euro 20.9 million (approximately US$31 million). The building will be refurbished as an extension of the hotel.

- The estimated incremental funding required directly by the subsidiaries and the Group's share of the funding obligations of the associates for all the projects and other renovations involving fund commitments is currently estimated at US$2,572 million which included US$507 million guarantees to be executed by the Group in favour of bank loans granted to associates.

OTHER CONNECTED TRANSACTIONS

- On 18 January 2008, the minority shareholder of the Company's subsidiary Shangri-La Mongolia Limited ("SML") exercised its option under the shareholders' agreement to acquire from the Group an additional 9% equity interest and proportionate shareholder's loans in SML which owns the office tower development project in Ulaanbaatar, the Republic of Mongolia through its wholly owned subsidiary. The total consideration for the transfer was approximately US$1,935,000, yielding the Group a nominal gain on this transaction. The Group holds 51% equity interest in SML after this dilution.

- On 30 May 2008, the Group acquired an additional 23% shareholding interest together with the proportionate shareholder's loan in Shangri-La Hotels (Shenzhen) Limited ("Shangri-La Shenzhen"), an indirect 57% owned subsidiary, from a substantial shareholder of this indirect owned subsidiary at a total consideration of approximately Renminbi 135.1 million (approximately US$20 million). Shangri-La Shenzhen is the registered owner of 90% interest in a joint venture company established in the PRC which owns and operates the Shangri-La Hotel, Shenzhen. Following completion of the acquisition, the Group owns a 72% effective interest in the Shangri-La Hotel, Shenzhen. The amount of US$11,284,000 being the difference between the value of the 23% interest and the consideration was charged to the Group's retained earnings.

MANAGEMENT AGREEMENTS

- As at the date of this report, the Group has 13 management agreements in respect of operating hotels (4,722 rooms) owned by third parties.

- In addition, the Group has agreements on hand for development of 19 new hotels (7,235 rooms). The development projects are located in Doha (Qatar) (2 hotels), Vancouver, Toronto, Chicago, Las Vegas, Miami, Kuwait, Seychelles, Phuket, Bangalore (3 hotels), Mumbai, Tainan (Taiwan), Macau (2 hotels), Beijing, and Urumqi.

CORPORATE SOCIAL RESPONSIBILITY

- The Group issued a corporate social responsibility policy in 2007 and launched a two-year development programme to enhance its exiting corporate social responsibility ("CSR") activities.

- A corporate CSR Committee guides fulfillment of the Group's responsibilities in five key areas; the environment; employees and the community; health and safety; supply chain management; and stakeholder relations.

- To help the victims of the Sichuan earthquake, the Company donated Renminbi 5 million (approximately US$0.7 million) to the local government. Employees of the Group and its managed hotels also donated a total of US$335,000 to the Red Cross.

- The Directors approved donations of HK$1 million (approximately US$0.1 million) to provide aid to the families of Myanmese nationals employed by the Group's hotels who suffered from the cyclone which hit Myanmar earlier this year. The Group also received donations of US$181,000 from its employees. The donation is being administered by the management team of the hotel in Yangon.

PROSPECTS

Following on from a robust operating performance last year, the Group's hotels maintained the momentum in the first quarter of this year. Since then, the combined effect of the economic slow down in the United States of America, the increase in airfares caused by unprecedentedly high fuel prices, the natural disasters that struck Mainland China and the tightening of visa regulations for visits to Mainland China in the run-up to the Beijing Olympics have resulted in a drop in occupancies at the Group's hotels in Mainland China, Hong Kong, Philippines and Singapore. While some rebound in occupancies for hotels in Mainland China and Hong Kong are envisaged after the Olympics, it is generally considered unlikely that hotels will experience the high levels of occupancies witnessed in 2007, till the global economic sentiment turns more positive.

HUMAN RESOURCES

- As at 30 June 2008, the Company and its subsidiaries had approximately 24,100 employees. The headcount of all the Group's managed hotels totaled 35,500.

- Salaries and benefits including provident fund, insurance and medical cover, housing and share option schemes are maintained at competitive levels and bonuses are awarded based on individual performance as well as the financial performance of business units. The Board's Remuneration Committee reviews matters relating to the compensation and the incentives proposed for senior management and Executive Directors.

- The Shangri-La Academy in Beijing continued to accelerate and intensify employee training commensurate with the Group's expansion, especially in Mainland China. The Group intends to increase its investment in this area in order to cope with its expansion plans.

- Efforts to develop managerial staff with high potential continue under the Group's three core talent development programmes – the Corporate Management Trainee Programme, the Corporate Executive Training Programme and the Corporate Trainee Programme.

SHARE OPTIONS

Details of the outstanding option shares as at 30 June 2008 which have been granted under the executive share option scheme adopted by the shareholders of the Company on 16 December 1997 (the "Executive Option Scheme") are as follows:

		Date of grant	Tranche	No. of option shares held as at 1 January 2008	No. of option shares granted during the period	Transfer from other category during the period	Transfer to other category during the period	No. of option shares exercised during the period (Note 1)	No. of option shares lapsed during the period	No. of option shares held as at 30 June 2008	Exercise price per option share HK$	Exercisable Period
1.	Continuous Contract Employees	1 May 1998	I	77,408	-	-	-	(77,408)	-	-	8.26	1 May 1999 – 30 April 2008
		1 May 1998	II	94,168	-	-	-	(94,168)	-	-	8.26	1 May 2000 – 30 April 2008
		1 May 1998	III	154,816	-	-	-	(154,816)	-	-	8.26	1 May 2001 – 30 April 2008
		15 January 2000	I	285,887	-	-	-	(72,684)	-	213,203	8.82	15 January 2001 – 14 January 2010
		15 January 2000	II	285,885	-	-	-	(72,682)	-	213,203	8.82	15 January 2002 – 14 January 2010
		15 January 2001	I	33,961	-	-	-	-	-	33,961	8.18	15 January 2002 – 14 January 2011
		15 January 2001	II	33,960	-	-	-	-	-	33,960	8.18	15 January 2003 – 14 January 2011
2.	Other Participants	1 May 1998	I	116,112	-	-	-	(116,112)	-	-	8.26	1 May 1999 – 30 April 2008
		1 May 1998	II	116,112	-	-	-	(116,112)	-	-	8.26	1 May 2000 – 30 April 2008
		1 May 1998	III	206,392	-	-	-	(206,392)	-	-	8.26	1 May 2001 – 30 April 2008
		15 January 2000	I	270,262	-	-	-	(456)	-	269,806	8.82	15 January 2001 – 14 January 2010
		15 January 2000	II	368,260	-	-	-	(48,455)	-	319,805	8.82	15 January 2002 – 14 January 2010
Total:				2,043,223	-	-	-	(959,285)	-	1,083,938		

SHARE OPTIONS *(Continued)*

Details of the outstanding option shares as at 30 June 2008 which have been granted under the share option scheme adopted by the shareholders of the Company on 24 May 2002 (the "New Option Scheme") are as follows:

		Date of grant	Tranche	No. of option shares held as at 1 January 2008	No. of option shares granted during the period	Transfer from other category during the period	Transfer to other category during the period	No. of option shares exercised during the period *(Note 1)*	No. of option shares lapsed during the period	No. of option shares held as at 30 June 2008	Exercise price per option share *HK$*	Exercisable Period
1.	Directors											
	Mr KUOK Khoon Loong, Edward	16 June 2006	II	100,000	-	-	-	-	-	100,000	14.60	16 June 2008 – 15 June 2016
	Mr LUI Man Shing	16 June 2006	II	60,000	-	-	-	-	-	60,000	14.60	16 June 2008 – 15 June 2016
	Mr Giovanni ANGELINI	28 April 2005	I	500,000	-	-	-	(500,000)	-	-	11.60	28 April 2006 – 27 April 2015
		28 April 2005	II	500,000	-	-	-	(500,000)	-	-	11.60	28 April 2007 – 27 April 2015
		16 June 2006	I	100,000	-	-	-	-	-	100,000	14.60	16 June 2007 – 15 June 2016
		16 June 2006	II	100,000	-	-	-	-	-	100,000	14.60	16 June 2008 – 15 June 2016
	Mr NG Si Fong, Alan *(Note 2)*	29 May 2002	I	60,000	-	-	(60,000)	-	-	-	6.81	29 May 2003 – 28 May 2012
		29 May 2002	II	60,000	-	-	(60,000)	-	-	-	6.81	29 May 2004 – 28 May 2012
		28 April 2005	I	150,000	-	-	(150,000)	-	-	-	11.60	28 April 2006 – 27 April 2015
		28 April 2005	II	150,000	-	-	(150,000)	-	-	-	11.60	28 April 2007 – 27 April 2015
		16 June 2006	I	50,000	-	-	(50,000)	-	-	-	14.60	16 June 2007 – 15 June 2016
		16 June 2006	II	50,000	-	-	(50,000)	-	-	-	14.60	16 June 2008 – 15 June 2016
	Madam KUOK Oon Kwong	28 April 2005	I	150,000	-	-	-	-	-	150,000	11.60	28 April 2006 – 27 April 2015
		28 April 2005	II	150,000	-	-	-	-	-	150,000	11.60	28 April 2007 – 27 April 2015
		16 June 2006	I	60,000	-	-	-	-	-	60,000	14.60	16 June 2007 – 15 June 2016
		16 June 2006	II	60,000	-	-	-	-	-	60,000	14.60	16 June 2008 – 15 June 2016
	Mr HO Kian Guan	16 June 2006	II	30,000	-	-	-	(30,000)	-	-	14.60	16 June 2008 – 15 June 2016
	Mr LEE Yong Sun *(Note 2)*	16 June 2006	II	30,000	-	-	(30,000)	-	-	-	14.60	16 June 2008 – 15 June 2016
	Mr Roberto V. ONGPIN	28 April 2005	I	75,000	-	-	-	-	-	75,000	11.60	28 April 2006 – 27 April 2015
		28 April 2005	II	75,000	-	-	-	-	-	75,000	11.60	28 April 2007 – 27 April 2015
		16 June 2006	I	30,000	-	-	-	-	-	30,000	14.60	16 June 2007 – 15 June 2016
		16 June 2006	II	30,000	-	-	-	-	-	30,000	14.60	16 June 2008 – 15 June 2016
	Mr Alexander Reid HAMILTON	16 June 2006	I	30,000	-	-	-	-	-	30,000	14.60	16 June 2007 – 15 June 2016
		16 June 2006	II	30,000	-	-	-	-	-	30,000	14.60	16 June 2008 – 15 June 2016
	Mr Timothy David DATTELS	28 April 2005	I	75,000	-	-	-	-	-	75,000	11.60	28 April 2006 – 27 April 2015
		28 April 2005	II	75,000	-	-	-	-	-	75,000	11.60	28 April 2007 – 27 April 2015
		16 June 2006	I	30,000	-	-	-	-	-	30,000	14.60	16 June 2007 – 15 June 2016
		16 June 2006	II	30,000	-	-	-	-	-	30,000	14.60	16 June 2008 – 15 June 2016

SHARE OPTIONS *(Continued)*

		Date of grant	Tranche	No. of option shares held as at 1 January 2008	No. of option shares granted during the period	Transfer from other category during the period	Transfer to other category during the period	No. of option shares exercised during the period (Note 1)	No. of option shares lapsed during the period	No. of option shares held as at 30 June 2008	Exercise price per option share HK$	Exercisable Period
2.	Continuous Contract Employees	29 May 2002	I	249,500	-	60,000	-	(40,000)	-	269,500	6.81	29 May 2003 – 28 May 2012
		29 May 2002	II	180,500	-	60,000	-	(90,000)	-	150,500	6.81	29 May 2004 – 28 May 2012
		28 April 2005	I	3,198,000	-	150,000	-	(255,000)	-	3,093,000	11.60	28 April 2006 – 27 April 2015
		28 April 2005	II	4,284,000	-	150,000	-	(350,000)	-	4,084,000	11.60	28 April 2007 – 27 April 2015
		16 June 2006	I	2,122,500	-	50,000	-	(175,000)	(5,000)	1,992,500	14.60	16 June 2007 – 15 June 2016
		16 June 2006	II	2,372,500	-	50,000	(17,500)	(64,500)	(30,000)	2,310,500	14.60	16 June 2008 – 15 June 2016
3.	Other Participants	29 May 2002	I	375,000	-	-	-	-	-	375,000	6.81	29 May 2003 - 28 May 2012
		29 May 2002	II	385,000	-	-	-	-	-	385,000	6.81	29 May 2004 - 28 May 2012
		28 April 2005	I	540,000	-	-	-	(40,000)	-	500,000	11.60	28 April 2006 – 27 April 2015
		28 April 2005	II	540,000	-	-	-	(40,000)	-	500,000	11.60	28 April 2007 – 27 April 2015
		28 April 2005	II	50,000	-	-	-	(50,000)	-	-	11.60	28 April 2007 – 2 May 2008
		16 June 2006	I	457,500	-	-	-	(27,500)	-	430,000	14.60	16 June 2007 – 15 June 2016
		16 June 2006	II	37,500	-	-	-	(37,500)	-	-	14.60	16 June 2008 – 30 June 2008
		16 June 2006	II	477,500	-	47,500	-	(10,000)	-	515,000	14.60	16 June 2008 - 15 June 2016
Total:				18,109,500	-	567,500	(567,500)	(2,209,500)	(35,000)	15,865,000		

Notes:

1. The weighted average closing price of the shares immediately before the dates on which the options were exercised was HK$22.62.

2. Mr NG Si Fong, Alan and Mr LEE Yong Sun retired by rotation as Directors of the Company with effect from 23 May 2008.

3. At the Special General Meeting of the Company held on 24 May 2002, the shareholders of the Company approved the adoption of the New Option Scheme and the termination of the operation of the Executive Option Scheme such that no further options shall thereafter be offered under the Executive Option Scheme but in all other respects the provision of the Executive Option Scheme shall remain in full force and effect.

4. No options were cancelled under the Executive Option Scheme and the New Option Scheme during the period and subsequent to 30 June 2008 and up to the approval date of this report.

5. No options were lapsed under the Executive Option Scheme during the period and no options were lapsed under the Executive Option Scheme and the New Option Scheme subsequent to 30 June 2008 and up to the approval date of this report.

6. Options on 101,528 shares were exercised under the Executive Option Scheme and options on 604,500 shares were exercised under the New Option Scheme subsequent to 30 June 2008 and up to the approval date of this report.

DIRECTORS' INTERESTS AND SHORT POSITIONS IN SHARES, UNDERLYING SHARES AND DEBENTURES

As at 30 June 2008, the interests and short positions of the Directors in the shares, underlying shares and debentures of the Company and its associated corporations (within the meaning of Part XV of the Securities and Futures Ordinance (the "SFO")) (the "Associated Corporations") as recorded in the register required to be kept by the Company under Section 352 of the SFO or as otherwise notified to the Company and The Stock Exchange of Hong Kong Limited (the "HKSE") pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers (the "Model Code") set out in Appendix 10 of the Rules Governing the Listing of Securities on the HKSE (the "HK Listing Rules") were as follows:

(a) Long positions in shares of the Company and Associated Corporations

Name of Company	Name of Director	Class of Shares	Number of Shares held: Personal Interests *(Note 1)*	Family Interests	Corporate Interests	Other Interests	Total	Percentage of Total Issued Share Capital of the Relevant Company as at 30 June 2008
(i) The Company	Mr KUOK Khoon Ean	Ordinary	438,240	79,693 *(Note 2)*	1,808,240 *(Note 3)*	-	2,326,173	0.08%
	Mr KUOK Khoon Loong, Edward	Ordinary	1,002,222	-	-	-	1,002,222	0.03%
	Mr LUI Man Shing	Ordinary	833,333	-	-	-	833,333	0.03%
	Mr Giovanni ANGELINI	Ordinary	216,666	-	-	-	216,666	0.01%
	Madam KUOK Oon Kwong	Ordinary	168,197	213,345 *(Note 2)*	120,747 *(Note 4)*	-	502,289	0.02%
	Mr HO Kian Guan	Ordinary	628,750	-	117,612,393 *(Note 5)*	-	118,241,143	4.10%
	Mr HO Kian Hock (Alternate to Mr HO Kian Guan)	Ordinary	-	-	117,612,393 *(Note 5)*	-	117,612,393	4.08%
(ii) Associated Corporations								
Shangri-La Hotels (Malaysia) Berhad	Madam KUOK Oon Kwong	Ordinary	-	-	10,000 *(Note 4)*	-	10,000	0.00%
Shangri-La Hotel Public Company Limited	Mr LUI Man Shing	Ordinary	10,000	-	-	-	10,000	0.01%

Notes:

1. These shares were held by the relevant Directors as beneficial owners.

2. These shares were held by the spouse of the relevant Directors.

3. These shares were held through a company which was controlled as to 100% by Mr KUOK Khoon Ean and his spouse.

4. These shares were held through a company which was controlled as to 50% by Madam KUOK Oon Kwong.

5. 76,944,807 shares were held through companies which were controlled as to 50% by each of Mr HO Kian Guan and Mr HO Kian Hock.

   4,628,719 shares were held through a company which was controlled as to 25% by each of Mr HO Kian Guan and Mr HO Kian Hock.

   4,323,268 shares were held through a company which was controlled as to 13.33% and 7.08% by Mr HO Kian Guan and Mr HO Kian Hock respectively.

   31,715,599 shares were held through companies which were controlled as to 6.70% and 6.81% by Mr HO Kian Guan and Mr HO Kian Hock respectively.

DIRECTORS' INTERESTS AND SHORT POSITIONS IN SHARES, UNDERLYING SHARES AND DEBENTURES *(Continued)*

(b) Long positions in underlying shares of the Company and Associated Corporations

As at 30 June 2008, details of share options granted under the Executive Option Scheme and the New Option Scheme to the Directors of the Company who held office during the period were stated in the previous section headed "SHARE OPTIONS" of this report.

Save as mentioned above, as at 30 June 2008, none of the Directors had any interests or short positions in the shares, underlying shares or debentures of the Company or any of its Associated Corporations which had been recorded in the register required to be kept by the Company under Section 352 of the SFO or as otherwise notified to the Company and the HKSE pursuant to the Model Code.

SUBSTANTIAL INTERESTS IN THE SHARE CAPITAL OF THE COMPANY

As at 30 June 2008, the interests and short positions of those persons (other than the Directors) in the shares and underlying shares of the Company as recorded in the register required to be kept by the Company under Section 336 of the SFO were as follows:

(a) Long positions in shares and underlying shares of the Company

Name	Capacity in which Shares were Held	Number of Ordinary Shares Held	Percentage of Total Issued Share Capital of the Company as at 30 June 2008
Substantial Shareholders			
Kerry Group Limited ("KGL")	Interest of controlled corporations	1,428,283,194	49.51%
Kerry Holdings Limited ("KHL")	Beneficial owner	70,460,697	49.51%
(Notes 1 and 2)	Interest of controlled corporations	1,357,822,497	
Caninco Investments Limited	Beneficial owner	532,694,242	22.87%
(Notes 2 and 3)	Interest of a controlled corporation	127,034,035	
Paruni Limited	Beneficial owner	307,345,059	10.70%
(Notes 2 and 3)	Interest of a controlled corporation	1,393,154	
Persons other than Substantial Shareholders			
Darmex Holdings Limited *(Notes 2 and 3)*	Beneficial owner	265,892,194	9.22%
JPMorgan Chase & Co.	Beneficial owner	3,088,730	5.03%
(Note 4)	Investment manager	1,653,178	
	Lending pool	140,319,211	

SUBSTANTIAL INTERESTS IN THE SHARE CAPITAL OF THE COMPANY *(Continued)*

(b) Short positions in shares and underlying shares of the Company

Name	Capacity in which Shares were Held	Number of Ordinary Shares Held	Percentage of Total Issued Share Capital of the Company as at 30 June 2008
Person other than Substantial Shareholders			
JPMorgan Chase & Co.	Beneficial owner	417,000	0.01%

Notes:

1. Out of KHL's corporate interest in 1,357,822,497 shares, 1,333,768,150 shares were held through its wholly owned subsidiaries, 13,187,292 shares were held through companies in which KHL controls more than one third of the voting power (other than those wholly owned subsidiaries as aforementioned) and 10,867,055 shares were held through a wholly owned subsidiary of Shangri-La Hotel Public Company Limited, Thailand, a 73.61% owned subsidiary of the Company.

2. These companies are wholly owned subsidiaries of KGL, and their interests in the shares of the Company are included in the interests held by KGL.

3. These companies are wholly owned subsidiaries of KHL, and their interests in the shares of the Company are included in the interests held by KHL.

4. The total interests in 145,061,119 shares held by JPMorgan Chase & Co. include the derivative interests in 2,529,730 underlying shares of the Company derived from listed and physically settled derivatives.

Save as mentioned above, as at 30 June 2008, the Company had not been notified of any interests and short positions in the shares and underlying shares of the Company which had been recorded in the register required to be kept by the Company under Section 336 of the SFO.

PURCHASE, SALE OR REDEMPTION OF THE COMPANY'S LISTED SECURITIES

There was no purchase, sale or redemption by the Company or any of its subsidiaries of the Company's listed securities during the six months ended 30 June 2008.

CORPORATE GOVERNANCE

The Company recognises the importance of transparency in governance and accountability to shareholders. The Board believes that shareholders can maximise their benefits from good corporate governance. Therefore, the Company continuously reviews its corporate governance framework to ensure alignment with generally acceptable practices and standards.

During the period under review, save for the fact that the Company did not appoint a Chief Executive Officer until 2 April 2008, the Company has met all the code provisions as set out in the Code on Corporate Governance Practices contained in Appendix 14 of the HK Listing Rules. As stated in the Corporate Governance Report in the Company's 2007 Annual Report, in view of the expansion of the Company's operations, the roles of the Chairman and the Chief Executive Officer have been separated and performed by different individuals with effect from 2 April 2008 with Mr KUOK Khoon Ean acting as the Chairman of the Board and having, amongst other things, the responsibilities as set out in the HK Listing Rules, and Mr KUOK Khoon Loong, Edward acting as the President and Chief Executive Officer of the Company.

SECURITIES TRANSACTIONS BY DIRECTORS

The Board has adopted the Model Code as set out in Appendix 10 of the HK Listing Rules as the Code for Securities Transactions by Directors of the Company (the "Securities Dealing Code"). The Company has made specific enquiry of all Directors who confirmed compliance with the required standard set out in the Securities Dealing Code during the period under review.

REGISTERS OF MEMBERS

The registers of members of the Company will be closed from Friday, 26 September 2008, to Tuesday, 30 September 2008, both dates inclusive. To qualify for the proposed interim dividend, all share transfers must be lodged with the Company's branch share registrar in Hong Kong, Tricor Abacus Limited of 26/F., Tesbury Centre, 28 Queen's Road East, Wanchai, Hong Kong, for registration no later than 4:30 p.m. on Thursday, 25 September 2008.

On behalf of the Board

KUOK Khoon Ean
Chairman

Hong Kong, 2 September 2008

董事之證券交易

董事會已採納香港上市規則附錄十所載之標準守則，作為本公司董事進行證券交易之守則(「證券交易守則」)。本公司已對所有董事進行特定查詢，彼等確認於期內均已一直遵守證券交易守則所載之規定準則。

股東登記冊

本公司將於二零零八年九月二十六日(星期五)至二零零八年九月三十日(星期二)(包括首尾兩天)之期間內，暫停辦理股份過戶登記。如欲獲得建議派發之中期股息，所有股份過戶文件必須最遲於二零零八年九月二十五日(星期四)下午四時三十分前送達本公司在香港之股份過戶登記分處卓佳雅柏勤有限公司辦理登記手續，地址為香港灣仔皇后大道東28號金鐘匯中心26樓。

代表董事會
主席
郭孔演

香港，二零零八年九月二日

本公司股本中之重大權益*(續)*

(b) 本公司股份及相關股份之淡倉

名稱	持有股份之身份	所持普通股數目	於二零零八年六月三十日佔本公司已發行股本總額之百分比
主要股東以外之人士			
JPMorgan Chase & Co.	實益擁有人	417,000	0.01%

附註：

1. 在嘉里控股持有之1,357,822,497股股份中，其中1,333,768,150股股份透過其全資附屬公司持有；13,187,292股股份透過嘉里控股控制超過三分之一投票權之公司(上文所述之該等全資附屬公司除外)持有；而10,867,055股股份則透過本公司擁有73.61%權益之附屬公司泰國Shangri-La Hotel Public Company Limited之全資附屬公司持有。

2. 此等公司為KGL之全資附屬公司，而彼等於本公司股份中之權益已包括在KGL所持有之權益內。

3. 此等公司為嘉里控股之全資附屬公司，而彼等於本公司股份中之權益已包括在嘉里控股所持有之權益內。

4. JPMorgan Chase & Co.持有之145,061,119股股份之權益總額包括2,529,730股股份為衍生權益之本公司相關股份，衍生自上市及以實物結算之衍生工具。

除上文所述者外，於二零零八年六月三十日，本公司並無獲悉任何已登記於本公司根據證券及期貨條例第336條規定而須予存置之登記冊內之本公司股份及相關股份之任何權益及淡倉。

購買、出售或贖回本公司之上市證券

截至二零零八年六月三十日止六個月內，本公司或其任何附屬公司概無購買、出售或贖回本公司之上市證券。

企業管治

本公司明白高透明度之企業管治及對股東負責之重要性。董事會相信，股東可從良好之企業管治中獲得最大利益。因此，本公司會繼續檢討其企業管治架構，以確保其符合一般公認慣例及準則。

期內，除本公司於二零零八年四月二日之前並無委任行政總裁外，本公司已遵守香港上市規則附錄十四所載之企業管治常規守則之所有守則條文。誠如本公司二零零七年年報中企業管治報告所述，鑑於本公司業務之擴展，由二零零八年四月二日起，主席及行政總裁之職能已分開由不同人士擔任，郭孔演先生出任董事會主席，負責履行(其中包括)香港上市規則所載列之責任，而郭孔錀先生則出任本公司總裁兼首席執行官。

董事於股份、相關股份及債權證之權益及淡倉 *(續)*

(b) 於本公司及相聯法團之相關股份之好倉

於二零零八年六月三十日，根據行政人員購股權計劃及新購股權計劃授予期內在任本公司董事之購股權之詳情載於本報告上文「購股權」一節內。

除上文所述者外，於二零零八年六月三十日，董事概無於本公司或其任何相聯法團之股份、相關股份或債權證中擁有須登記於本公司按證券及期貨條例第352條規定而須存置之登記冊或根據標準守則須另行知會本公司及香港聯交所之任何權益或淡倉。

本公司股本中之重大權益

於二零零八年六月三十日，按本公司根據證券及期貨條例第336條規定而須予存置之登記冊所載，下列人士(董事除外)擁有本公司股份及相關股份之權益及淡倉：

(a) 於本公司股份及相關股份之好倉

名稱	持有股份之身份	所持普通股數目	於二零零八年六月三十日佔本公司已發行股本總額之百分比
主要股東			
Kerry Group Limited(「KGL」)	受控制公司之權益	1,428,283,194	49.51%
嘉里控股有限公司(「嘉里控股」) *(附註1及2)*	實益擁有人	70,460,697	49.51%
	受控制公司之權益	1,357,822,497	
Caninco Investments Limited *(附註2及3)*	實益擁有人	532,694,242	22.87%
	受控制公司之權益	127,034,035	
Paruni Limited *(附註2及3)*	實益擁有人	307,345,059	10.70%
	受控制公司之權益	1,393,154	
主要股東以外之人士			
Darmex Holdings Limited *(附註2及3)*	實益擁有人	265,892,194	9.22%
JPMorgan Chase & Co. *(附註4)*	實益擁有人	3,088,730	5.03%
	投資經理	1,653,178	
	可供借出之股份	140,319,211	

董事於股份、相關股份及債權證之權益及淡倉

於二零零八年六月三十日，根據證券及期貨條例（「證券及期貨條例」）第352條規定本公司須予存置之登記冊所載或根據香港聯合交易所有限公司（「香港聯交所」）證券上市規則（「香港上市規則」）附錄十所載之上市發行人董事進行證券交易的標準守則（「標準守則」）另行向本公司及香港聯交所知會，董事於本公司及其相聯法團（「相聯法團」）（定義見證券及期貨條例第XV部）之股份、相關股份及債權證所擁有之權益及淡倉如下：

(a) 於本公司及相聯法團之股份之好倉

公司名稱	董事姓名	股份類別	個人權益 (附註1)	家屬權益	持有股份數目 法團權益	其他權益	總計	於二零零八年六月三十日佔相關公司已發行股本總額之百分比
(i) 本公司	郭孔演先生	普通股	438,240	79,693 (附註2)	1,808,240 (附註3)	–	2,326,173	0.08%
	郭孔錚先生	普通股	1,002,222	–	–	–	1,002,222	0.03%
	雷孟成先生	普通股	833,333	–	–	–	833,333	0.03%
	Giovanni ANGELINI先生	普通股	216,666	–	–	–	216,666	0.01%
	郭雯光女士	普通股	168,197	213,345 (附註2)	120,747 (附註4)	–	502,289	0.02%
	何建源先生	普通股	628,750	–	117,612,393 (附註5)	–	118,241,143	4.10%
	何建福先生 (何建源先生之替任董事)	普通股	–	–	117,612,393 (附註5)	–	117,612,393	4.08%
(ii) 相聯法團								
Shangri-La Hotels (Malaysia) Berhad	郭雯光女士	普通股	–	–	10,000 (附註4)	–	10,000	0.00%
Shangri-La Hotel Public Company Limited	雷孟成先生	普通股	10,000	–	–	–	10,000	0.01%

附註：

1. 此等股份由有關董事以實益擁有人身份持有。

2. 此等股份由有關董事之配偶持有。

3. 此等股份透過一家由郭孔演先生及其配偶控制100%權益之公司持有。

4. 此等股份透過一家由郭雯光女士控制50%權益之公司持有。

5. 76,944,807股股份透過由何建源先生及何建福先生各自控制50%權益之公司持有。

   4,628,719股股份透過一家由何建源先生及何建福先生各自控制25%權益之公司持有。

   4,323,268股股份透過一家由何建源先生及何建福先生分別控制13.33%及7.08%權益之公司持有。

   31,715,599股股份透過由何建源先生及何建福先生分別控制6.70%及6.81%權益之公司持有。

購股權 *(續)*

		授出日期	批次	於二零零八年一月一日持有之購股權股份數目	期內授出購股權股份數目	期內轉自其他類別	期內轉往其他類別	期內已行使購股權股份數目 *(附註1)*	期內已失效購股權股份數目	於二零零八年六月三十日持有之購股權股份數目	每股購股權股份行使價 港元	可行使期間
2.	連續訂約之僱員	二零零二年五月二十九日	I	249,500	–	60,000	–	(40,000)	–	269,500	6.81	二零零三年五月二十九日至二零一二年五月二十八日
		二零零二年五月二十九日	II	180,500	–	60,000	–	(90,000)	–	150,500	6.81	二零零四年五月二十九日至二零一二年五月二十八日
		二零零五年四月二十八日	I	3,198,000	–	150,000	–	(255,000)	–	3,093,000	11.60	二零零六年四月二十八日至二零一五年四月二十七日
		二零零五年四月二十八日	II	4,284,000	–	150,000	–	(350,000)	–	4,084,000	11.60	二零零七年四月二十八日至二零一五年四月二十七日
		二零零六年六月十六日	I	2,122,500	–	50,000	–	(175,000)	(5,000)	1,992,500	14.60	二零零七年六月十六日至二零一六年六月十五日
		二零零六年六月十六日	II	2,372,500	–	50,000	(17,500)	(64,500)	(30,000)	2,310,500	14.60	二零零八年六月十六日至二零一六年六月十五日
3.	其他參與者	二零零二年五月二十九日	I	375,000	–	–	–	–	–	375,000	6.81	二零零三年五月二十九日至二零一二年五月二十八日
		二零零二年五月二十九日	II	385,000	–	–	–	–	–	385,000	6.81	二零零四年五月二十九日至二零一二年五月二十八日
		二零零五年四月二十八日	I	540,000	–	–	–	(40,000)	–	500,000	11.60	二零零六年四月二十八日至二零一五年四月二十七日
		二零零五年四月二十八日	II	540,000	–	–	–	(40,000)	–	500,000	11.60	二零零七年四月二十八日至二零一五年四月二十七日
		二零零五年四月二十八日	II	50,000	–	–	–	(50,000)	–	–	11.60	二零零七年四月二十八日至二零零八年五月二日
		二零零六年六月十六日	I	457,500	–	–	–	(27,500)	–	430,000	14.60	二零零七年六月十六日至二零一六年六月十五日
		二零零六年六月十六日	II	37,500	–	–	–	(37,500)	–	–	14.60	二零零八年六月十六日至二零零八年六月三十日
		二零零六年六月十六日	II	477,500	–	47,500	–	(10,000)	–	515,000	14.60	二零零八年六月十六日至二零一六年六月十五日
總數：				18,109,500	–	567,500	(567,500)	(2,209,500)	(35,000)	15,865,000		

附註：

1. 緊接購股權獲行使日期前之股份加權平均收市價為22.62港元。

2. 吳士方先生及李鏞新先生輪值退任本公司董事，由二零零八年五月二十三日起生效。

3. 於二零零二年五月二十四日舉行之本公司股東特別大會上，本公司之股東批准採納新購股權計劃及終止行政人員購股權計劃之運作，此後不再根據行政人員購股權計劃授出任何購股權，惟行政人員購股權計劃之條文於其他各方面仍繼續完全有效。

4. 期內及於二零零八年六月三十日後及截至本報告核准日期，並無根據行政人員購股權計劃及新購股權計劃註銷任何購股權。

5. 期內，行政人員購股權計劃下並無任何購股權失效，於二零零八年六月三十日後及截至本報告核准日期，行政人員購股權計劃及新購股權計劃下並無任何購股權失效。

6. 於二零零八年六月三十日後及截至本報告核准日期，涉及101,528股股份之購股權已根據行政人員購股權計劃獲行使，而涉及604,500股股份之購股權已根據新購股權計劃獲行使。

購股權 *(續)*

根據本公司股東於二零零二年五月二十四日採納之購股權計劃(「新購股權計劃」)授出而於二零零八年六月三十日尚未行使之購股權股份詳情如下：

	授出日期	批次	於二零零八年一月一日持有之購股權股份數目	期內授出購股權股份數目	期內轉自其他類別	期內轉往其他類別	期內已行使購股權股份數目 (附註1)	期內已失效購股權股份數目	於二零零八年六月三十日持有之購股權股份數目	每股購股權股份行使價 港元	可行使期間
1. 董事											
郭孔錄先生	二零零六年六月十六日	II	100,000	–	–	–	–	–	100,000	14.60	二零零八年六月十六日至二零一六年六月十五日
雷孟成先生	二零零六年六月十六日	II	60,000	–	–	–	–	–	60,000	14.60	二零零八年六月十六日至二零一六年六月十五日
Giovanni ANGELINI 先生	二零零五年四月二十八日	I	500,000	–	–	–	(500,000)	–	–	11.60	二零零六年四月二十八日至二零一五年四月二十七日
	二零零五年四月二十八日	II	500,000	–	–	–	(500,000)	–	–	11.60	二零零七年四月二十八日至二零一五年四月二十七日
	二零零六年六月十六日	I	100,000	–	–	–	–	–	100,000	14.60	二零零七年六月十六日至二零一六年六月十五日
	二零零六年六月十六日	II	100,000	–	–	–	–	–	100,000	14.60	二零零八年六月十六日至二零一六年六月十五日
吳士方先生 (附註2)	二零零二年五月二十九日	I	60,000	–	–	(60,000)	–	–	–	6.81	二零零三年五月二十九日至二零一二年五月二十八日
	二零零二年五月二十九日	II	60,000	–	–	(60,000)	–	–	–	6.81	二零零四年五月二十九日至二零一二年五月二十八日
	二零零五年四月二十八日	I	150,000	–	–	(150,000)	–	–	–	11.60	二零零六年四月二十八日至二零一五年四月二十七日
	二零零五年四月二十八日	II	150,000	–	–	(150,000)	–	–	–	11.60	二零零七年四月二十八日至二零一五年四月二十七日
	二零零六年六月十六日	I	50,000	–	–	(50,000)	–	–	–	14.60	二零零七年六月十六日至二零一六年六月十五日
	二零零六年六月十六日	II	50,000	–	–	(50,000)	–	–	–	14.60	二零零八年六月十六日至二零一六年六月十五日
郭惠光女士	二零零五年四月二十八日	I	150,000	–	–	–	–	–	150,000	11.60	二零零六年四月二十八日至二零一五年四月二十七日
	二零零五年四月二十八日	II	150,000	–	–	–	–	–	150,000	11.60	二零零七年四月二十八日至二零一五年四月二十七日
	二零零六年六月十六日	I	60,000	–	–	–	–	–	60,000	14.60	二零零七年六月十六日至二零一六年六月十五日
	二零零六年六月十六日	II	60,000	–	–	–	–	–	60,000	14.60	二零零八年六月十六日至二零一六年六月十五日
何建源先生	二零零六年六月十六日	II	30,000	–	–	–	(30,000)	–	–	14.60	二零零八年六月十六日至二零一六年六月十五日
李鏞新先生 (附註2)	二零零六年六月十六日	II	30,000	–	–	(30,000)	–	–	–	14.60	二零零八年六月十六日至二零一六年六月十五日
Roberto V. ONGPIN先生	二零零五年四月二十八日	I	75,000	–	–	–	–	–	75,000	11.60	二零零六年四月二十八日至二零一五年四月二十七日
	二零零五年四月二十八日	II	75,000	–	–	–	–	–	75,000	11.60	二零零七年四月二十八日至二零一五年四月二十七日
	二零零六年六月十六日	I	30,000	–	–	–	–	–	30,000	14.60	二零零七年六月十六日至二零一六年六月十五日
	二零零六年六月十六日	II	30,000	–	–	–	–	–	30,000	14.60	二零零八年六月十六日至二零一六年六月十五日
Alexander Reid HAMILTON 先生	二零零六年六月十六日	I	30,000	–	–	–	–	–	30,000	14.60	二零零七年六月十六日至二零一六年六月十五日
	二零零六年六月十六日	II	30,000	–	–	–	–	–	30,000	14.60	二零零八年六月十六日至二零一六年六月十五日
Timothy David DATTELS 先生	二零零五年四月二十八日	I	75,000	–	–	–	–	–	75,000	11.60	二零零六年四月二十八日至二零一五年四月二十七日
	二零零五年四月二十八日	II	75,000	–	–	–	–	–	75,000	11.60	二零零七年四月二十八日至二零一五年四月二十七日
	二零零六年六月十六日	I	30,000	–	–	–	–	–	30,000	14.60	二零零七年六月十六日至二零一六年六月十五日
	二零零六年六月十六日	II	30,000	–	–	–	–	–	30,000	14.60	二零零八年六月十六日至二零一六年六月十五日

人力資源

— 於二零零八年六月三十日，本公司及其附屬公司約有24,100名僱員。本集團所管理之酒店共聘有35,500人。

— 薪金及福利包括公積金、保險及醫療保障、房屋及購股權計劃，維持於具競爭力之水平，而花紅則按個人表現及業務單位之財務表現派發。董事會之薪酬委員會負責審閱高層管理人員及執行董事之薪酬及獎金建議。

— 北京香格里拉酒店管理培訓中心將繼續加快及加強僱員培訓，以配合本集團之業務擴展，尤其是中國國內員工之培訓。本集團擬增加其於此範圍之投資，以應付其發展計劃。

— 本集團三大核心人才發展計劃－企業管理層學員計劃、企業高級管理人員培訓及企業學員計劃繼續為本集團培養高潛質之管理層員工。

購股權

根據本公司股東於一九九七年十二月十六日採納之行政人員購股權計劃（「行政人員購股權計劃」）授出而於二零零八年六月三十日尚未行使之購股權股份詳情如下：

	授出日期	批次	於二零零八年一月一日持有之購股權股份數目	期內授出購股權股份數目	期內轉自其他類別	期內轉往其他類別	期內已行使購股權股份數目 (附註1)	期內已失效購股權股份數目	於二零零八年六月三十日持有之購股權股份數目	每股購股權股份行使價 港元	可行使期間
1. 連續訂約之僱員	一九九八年五月一日	I	77,408	–	–	–	(77,408)	–	–	8.26	一九九九年五月一日至二零零八年四月三十日
	一九九八年五月一日	II	94,168	–	–	–	(94,168)	–	–	8.26	二零零零年五月一日至二零零八年四月三十日
	一九九八年五月一日	III	154,816	–	–	–	(154,816)	–	–	8.26	二零零一年五月一日至二零零八年四月三十日
	二零零零年一月十五日	I	285,887	–	–	–	(72,684)	–	213,203	8.82	二零零一年一月十五日至二零一零年一月十四日
	二零零零年一月十五日	II	285,885	–	–	–	(72,682)	–	213,203	8.82	二零零二年一月十五日至二零一零年一月十四日
	二零零一年一月十五日	I	33,961	–	–	–	–	–	33,961	8.18	二零零二年一月十五日至二零一一年一月十四日
	二零零一年一月十五日	II	33,960	–	–	–	–	–	33,960	8.18	二零零三年一月十五日至二零一一年一月十四日
2. 其他參與者	一九九八年五月一日	I	116,112	–	–	–	(116,112)	–	–	8.26	一九九九年五月一日至二零零八年四月三十日
	一九九八年五月一日	II	116,112	–	–	–	(116,112)	–	–	8.26	二零零零年五月一日至二零零八年四月三十日
	一九九八年五月一日	III	206,392	–	–	–	(206,392)	–	–	8.26	二零零一年五月一日至二零零八年四月三十日
	二零零零年一月十五日	I	270,262	–	–	–	(456)	–	269,806	8.82	二零零一年一月十五日至二零一零年一月十四日
	二零零零年一月十五日	II	368,260	–	–	–	(48,455)	–	319,805	8.82	二零零二年一月十五日至二零一零年一月十四日
總額：			2,043,223	–	–	–	(959,285)	–	1,083,938		

其他關連交易

- 於二零零八年一月十八日，本公司之附屬公司Shangri-La Mongolia Limited（「SML」）之少數股東根據股東協議行使其選擇權，向本集團收購SML 9%之額外權益及相應比例之股東貸款。SML透過其全資附屬公司在蒙古人民共和國烏蘭巴托擁有寫字樓發展項目。該轉讓之總代價約為1,935,000美元，本集團在此交易中將錄得小量收益。經此次攤薄後，本集團持有SML 51%之權益。

- 於二零零八年五月三十日，本集團自香格里拉（深圳市）有限公司（「香格里拉深圳」）（本集團間接擁有其57%權益）之一位主要股東收購其於該非直接擁有之附屬公司之23%額外股權及相應比例之股東貸款，總代價約為人民幣135,100,000元（約20,000,000美元）。香格里拉深圳為一家於中國成立之合營公司之90%權益之登記擁有人，該合營公司擁有並營運深圳香格里拉大酒店。該收購完成之後，本集團擁有深圳香格里拉大酒店72%之實際權益。23%權益之價值與代價之差額11,284,000美元已自本集團保留盈利中扣除。

管理合約

- 於本報告日期，本集團持有第三方擁有之13間營運中酒店（4,722間客房）之管理協議。

- 此外，本集團持有19間新酒店（7,235間客房）之發展協議。該等發展項目分別位於多哈（卡塔爾）（兩間酒店）、溫哥華、多倫多、芝加哥、拉斯維加斯、邁阿密、科威特、塞舌爾、普吉、班加羅爾（三間酒店）、孟買、台南（台灣）、澳門（兩間酒店）、北京及烏魯木齊。

企業社會責任

- 於二零零七年，本集團發佈企業社會責任政策及推行為期兩年之發展計劃，以改善其現有之企業社會責任活動。

- 企業社會責任委員會指導本集團履行五個重要領域之責任，即環境、僱員及社區、健康及安全、供應鏈管理，以及股東關係。

- 為幫助四川地震的災民，本公司已捐出人民幣5,000,000元（約700,000美元）予當地政府。本集團及被其管理酒店之僱員亦向紅十字會捐出335,000美元。

- 董事已批准1,000,000港元（約100,000美元）之捐款以幫助於本年初受緬甸颱風影響之本集團緬甸酒店員工之家屬。本集團亦收到其僱員181,000美元之捐款。該捐款由仰光酒店之管理層管理。

前景

緊接上年度之強勁業績表現，本集團旗下酒店於今年第一季仍保持上年度之動力。其後，由於美國經濟放緩、史無前例的燃油價格高企導致機票價格上漲、中國國內發生之天災及隨著北京奧運會臨近而收緊前往中國國內旅遊之簽證政策之綜合影響，導致本集團於中國國內、香港、菲律賓及新加坡之酒店入住率下降。預期於奧運會後，中國國內及香港之酒店入住率會有所回升，但於全球經濟環境好轉前，酒店不太可能出現如二零零七年之高入住率。

發展工程*(續)*

- 於二零零八年三月十日，本集團與嘉里建設有限公司(「嘉里建設」)透過組成財團訂立關連交易，並成功取得中國國內南昌市一地塊之土地使用權。嘉里控股有限公司乃本公司及嘉里建設各自之控股股東。嘉里建設為嘉里控股有限公司之聯繫人，因而為本公司之關連人士。本集團於合資公司中擁有20%權益，該合資公司擁有該項綜合發展項目，預期將包括辦公室、酒店、商業及高級公寓。本集團於該合資公司之20%權益之最高出資額約為人民幣440,000,000元(約64,000,000美元)(無論以股權、貸款、財務資助或其他形式作出)。

- 於二零零八年五月七日，本集團與嘉里建設之一家聯營公司及一位第三方訂立關連交易簽訂股東協議，以認購一家合資公司之5,000股普通股。該合資公司之主要目的及業務為購買及擁有位於菲律賓馬尼拉都會區Taguig之Bonifacio Global City之一塊土地。於二零零八年六月三十日，本集團與該等相同合作方訂立股東協議以認購另一家合資公司之5,000股普通股。該合資公司之主要目的及業務為與前述合資公司成立非註冊成立之聯營公司，於上述地塊上興建一間五星級酒店及高級住宅發展項目。本集團於該兩家合資公司各自佔40%權益之最高出資額分別約為27,000,000美元及18,400,000美元(無論以股權、貸款、財務資助或其他形式作出)。

- 於二零零八年七月二十一日，本集團與嘉里建設及Allgreen Properties Limited(均為本公司之關連人士)及Kuok Brothers Sdn. Bhd.透過組成財團訂立一項關連交易，共同於公開掛牌中成功摘牌競買中國國內唐山市三幅地塊之土地使用權。各方已於同日就購買、持有及發展該等地塊訂立總合資協議以及就成立不超過三家合資公司及發展該等指定作酒店及住宅連配套商業用途之地塊同意訂立股東協議。本集團就其於該／該等合資公司20%權益承擔之最高出資額約為人民幣1,460,000,000元(約214,000,000美元)(無論以股權、貸款、財務資助或其他形式)。本集團已就其就競買土地已付按金之20%份額向嘉里建設退還156,000,000港元(約20,000,000美元)連同利息開支。進行該等關連交易須待獲得嘉里建設及本公司各自之獨立股東批准，以及取得中國有關當局之所有必要批准後方可作實。倘未能達成任何一項條件，本公司將會退出合資公司並將獲得退還已支付之款項或已產生之開支。

- 於二零零八年七月，本集團完成以淨代價20,900,000歐元(約31,000,000美元)收購巴黎當地一家公司之全部股權，該公司擁有毗鄰巴黎香格里拉大酒店之一座樓宇。該樓宇將被裝修作為酒店之擴建部份。

- 據現時估計，附屬公司及本集團應佔聯營公司就所有項目及其他翻新項目需額外直接作出之估計出資額所涉及出資承擔為2,572,000,000美元，其中包括本集團就授予聯營公司之銀行貸款所作出之507,000,000美元擔保。

持作交易用途之金融資產－交易證券

投資組合內包括由一家附屬公司所持有之本公司10,867,055股普通股股份，市值為25,500,000美元。於二零零八年六月三十日持作交易用途之金融資產之詳情於本報告之未經審核財務報表附註8內披露。

發展工程

下列項目之建築工程進展理想：

	本集團之權益	酒店客房數目	服務式公寓	預計開業日期
中國國內之酒店				
深圳福田香格里拉大酒店	100%	548	53	二零零八年底
溫州香格里拉大酒店	75%	408	10	二零零八年底
寧波香格里拉大酒店	95%	564	60	二零零八年底
滿洲里香格里拉大酒店	100%	200	16	二零零九年中
桂林香格里拉大酒店	100%	430	–	二零零九年中
其他國家之酒店				
菲律賓香格里拉長灘島大酒店	100%	174	45	二零零八年底
馬爾代夫香格里拉大酒店	70%	142	–	二零零九年初
日本東京香格里拉大酒店	經營租賃	206	–	二零零九年初
法國巴黎香格里拉大酒店	100%	191	–	二零零九年底
其他項目及綜合發展項目				
蒙古人民共和國烏蘭巴托辦公室大樓	51%	不適用	–	二零零八年底
青島辦公室及服務式公寓大樓	100%	不適用	130	二零零八年底
北京中國國際貿易中心第三期－Mega Tower(包括一間豪華酒店)	40.07%	275	–	二零零九年中
上海浦東嘉里中心(包括香格里拉浦東嘉里中心大酒店)	23.20%	574	140	二零一零年
天津嘉里中心(包括天津香格里拉大酒店)	20%	700	30	二零一一年
上海靜安嘉里中心(包括靜安香格里拉大酒店及香格里拉靜安嘉里中心大酒店)	49%	928	–	二零一一年

- 本集團已取得若干酒店發展項目之土地使用權。本集團正為位於拉薩、舟山、三亞、鄂爾多斯市、合肥及秦皇島(全部均位於中國國內)以及蒙古人民共和國烏蘭巴托、馬爾代夫馬累及美國紐約之項目進行設計及概念性策劃。該等酒店合共擁有2,825間客房及70套服務式公寓，預期於二零一零年至二零一二年間開業。除本集團持有25.9%權益之紐約項目外，所有其他項目現時均由本集團全資擁有。

- 本集團亦已為奧地利之維也納香格里拉大酒店(202間客房)及英國倫敦之倫敦橋香格里拉大酒店(175間客房)進行設計及概念性策劃。預期該兩間以經營租賃的酒店將分別於二零一零年及二零一二年開業。

企業負債及財政狀況 *(續)*

於二零零八年八月，本集團簽訂一項40,000,000美元之無抵押雙邊銀行貸款協議，為期五年。

除一家非全資附屬公司之銀行貸款人民幣197,000,000元及200,000,000港元(約相等於共54,500,000美元)以該附屬公司所擁有之酒店物業之保單權利及利益作抵押外，所有其他貸款均為無抵押。

於二零零八年六月三十日之借款與現金及現金等價物之貨幣組合如下：

(百萬美元)	**借款**	**現金及現金等價物**
港元	793.0	40.7
新加坡元	–	18.0
馬元	43.5	4.5
人民幣	76.5	155.5
美元	513.5	126.3
泰銖	–	21.5
菲律賓披索	42.9	16.2
斐濟元	–	3.3
歐元	79.1	53.7
日元	12.8	0.3
其他貨幣	–	4.1
	1,561.3	444.1

除人民幣貸款按中國人民銀行不時規定之利率計息外，所有借款均按浮動利率計息。

於二零零八年六月三十日之或然負債之詳情於本報告之未經審核財務報表附註23內披露。

庫務政策

誠如二零零七年年報所披露，本集團一貫遵循旨在減低利息及貨幣風險之庫務政策。

– 於二零零八年六月三十日，中國國內附屬公司之間透過當地銀行以委託貸款協議方式進行之集團內融資，增加至人民幣241,000,000元(約35,000,000美元)。

– 於二零零八年六月三十日，本集團之未平倉之利率掉期合約本金總額為4,760,000,000港元(約614,000,000美元)，固定年利率介乎4.28%至4.63%，另有本金總額為100,000,000美元之合約，其固定年利率則為4.70%。利息保障期至二零一四年一月。計及利率掉期合約及人民幣貸款，本集團已為其51%之未償還貸款固定其利息負債。

– 本集團在香港、中國國內、新加坡、馬來西亞、泰國及菲律賓之所有業務單位均以當地貨幣獲取收益(及支付大部份相關開支)，以便發揮自然經濟對沖作用。在法律許可情況下，本集團盡力以較強勢貨幣報價及以該貨幣儲存銀行結餘。

業務回顧*（續）*

綜合溢利

– 儘管食品價格及人工成本增加，毛利率仍保持原有水平。

– 除投資物業之每房收入及收益率上升外，本公司權益持有人應佔純利受到匯兌收益增加34,100,000美元（包括應佔聯營公司之業績500,000美元）之有利影響，此乃因人民幣及其他亞洲貨幣兌換美元升值所致。期內撥充資本後之利息開支減少4,800,000美元，此乃因於二零零七年九月進行供股而導致銀行借貸減少所致。期內未計非經營項目前本公司權益持有人應佔純利由去年同期之86,000,000美元大幅增加至162,100,000美元。本公司權益持有人應佔純利受下列非經營項目影響：

（百萬美元）	二零零八年	二零零七年
: 持作交易用途之金融資產之未實現（虧損）／收益淨額	**(19.4)**	5.8
: 衍生金融工具公平值（虧損）／收益－利率掉期合約	**(1.3)**	25.2
: 出售附屬公司部份權益之收益	**–**	6.2
: 撥回就中國國內企業所得稅稅率下調產生之遞延稅項負債作出之撥備	**–**	37.6
: 土地成本按金利息	**–**	0.9
: 授出購股權開支	**(0.5)**	(2.0)
: 少數股東貸款之公平值調整	**(0.5)**	–
: 應佔拆除聯營公司擁有之一幢樓宇之虧損	**(4.8)**	–

企業負債及財政狀況

期內，本集團簽訂一項300,000,000港元之無抵押雙邊貸款協議、一項50,000,000歐元之無抵押貸款協議及一項人民幣230,000,000元之無抵押貸款協議。該等銀行貸款融資（約相等於共151,000,000美元）為期五年。本集團亦簽訂一項95,000,000馬元（約29,000,000美元）之無抵押銀行貸款協議，為期五年半。

本集團已履行其於借款協議項下之所有契約。於二零零八年六月三十日之未償還借款分析如下：

	於二零零八年六月三十日已訂約之借款到期日				
	償還期				
（百萬美元）	**一年內**	**第二年**	**第三年至第五年**	**五年後**	**總額**
借款					
企業銀行貸款	38.7	464.6	398.7	–	902.0
項目銀行貸款及透支	48.5	74.4	504.3	32.1	659.3
總額	87.2	539.0	903.0	32.1	1,561.3
未提取但已承諾之信貸					
銀行貸款及透支	146.5	131.1	1,006.9	25.0	1,309.5

業務回顧 *(續)*

收入 *(續)*

酒店管理

- 除仁民飯店及上海波特曼麗嘉酒店外，本集團擁有股本權益之其他42間酒店全部由酒店管理附屬公司SLIM International Limited及其附屬公司(「SLIM」)管理。

- 於二零零八年六月三十日，SLIM亦持有由第三方擁有之13間營運中之酒店(擁有4,722間客房)之酒店管理合約。該13間酒店之整體加權平均每房收入及客房價分別增加9%及5%。

- 受惠於業務持續增長，經減除源自同系附屬公司之收入後，SLIM之綜合收入錄得13%升幅。

- SLIM亦持有19間由第三方擁有之興建中酒店之管理協議，合計有7,235間客房。

物業租賃

- 本集團之投資物業主要位於上海及北京，均由聯營公司持有。

- 幾乎所有物業之收益率均錄得兩位數升幅。馬來西亞UBN Apartments之服務式公寓及曼谷Chao Phya Tower之商業樓面之收益率分別錄得1%及3%之輕微降幅。

業務回顧*(續)*

收入*(續)*

酒店營運(續)

本集團期內之主要業績指標(按合併基準)如下：

國家	二零零八年 入住率 *(%)*	二零零八年 加權平均 暫住 客房價 *(美元)*	二零零八年 每房收入 *(美元)*	二零零七年 入住率 *(%)*	二零零七年 加權平均 暫住 客房價 *(美元)*	二零零七年 每房收入 *(美元)*
中華人民共和國 (「中國」)						
香港	**72**	**303**	**216**	77	269	203
中國國內	**59**	**153**	**91**	66	139	91
新加坡	**80**	**231**	**186**	82	180	146
菲律賓	**77**	**172**	**129**	81	143	115
馬來西亞	**67**	**125**	**87**	68	105	70
泰國	**62**	**172**	**102**	75	151	108
斐濟	**69**	**150**	**101**	64	129	80
印尼	**67**	**118**	**69**	59	115	58
緬甸	**56**	**51**	**28**	57	38	21
本集團	**65**	**170**	**110**	70	148	102

本集團於過去五年之主要業績指標(按合併基準)如下：

加權平均	全年 二零零七年	全年 二零零六年	全年 二零零五年	全年 二零零四年	全年 二零零三年
入住率*(%)*	71	73	73	71	55
暫住客房價*(美元)*	152	135	117	102	90
每房收入*(美元)*	105	96	84	73	52

附註：

(i) 計算在翻新工程中酒店之每房收入時已扣除正進行翻新客房之數目。

(ii) 香港及馬來西亞之酒店於二零零六年至二零零八年之業績指標分別包括仁民飯店(本集團於二零零六年九月收購其30%權益)及檳城香格里拉沙洋大酒店(「沙洋」)。因再發展而自二零零四年十二月一日起停業之沙洋，已於二零零六年九月重新開業。泗水香格里拉大酒店之業績並未列入此等指標。

業務回顧

(業績與去年同期比較)

本集團之業務由三個主要分部組成：

酒店營運　—　擁有及營運酒店

酒店管理　—　為集團擁有之酒店及第三方擁有之酒店提供酒店管理及相關服務

物業租賃　—　擁有及出租辦公室物業、商用物業及服務式公寓

收入

酒店營運

- 繼續是收入及經營溢利之主要來源。

- 於二零零八年六月三十日，本集團於其附屬公司及聯營公司所持有之43間營運中之酒店(共有22,131間客房)擁有股本權益，包括上海波特曼麗嘉酒店及香港仁民飯店。本集團亦於泗水香格里拉大酒店(共有389間客房)擁有10%權益。

- 中國國內酒店之加權平均入住率有所下降，主要由於北京奧運會臨近期間實施簽證限制導致第二季到訪外國遊客減少所致。第二季之入住率亦受到四川大地震及華南惡劣天氣狀況之影響。

- 本集團之加權平均客房價上升14%，此乃由於以當地貨幣報價之所有客房價普遍上升及多數亞洲貨幣兌美元持續升值所致。

- 所有國家之加權平均客房收入(「每房收入」)均有所增加，惟中國國內(持平)及泰國(受新近開幕之清邁香格里拉大酒店之影響而下降6%)除外。整體加權平均每房收入增加7.5%。

- 青島香格里拉大飯店之盛世閣有196間客房及13套服務式公寓，於二零零八年三月十二日開業。

26. **資產負債表結算日後事項**

(a) 本公司向於二零零八年六月三十日後至本財務報表核准日期止行使彼等之權利認購本公司股份之購股權持有人發行合共706,028股新普通股股份。

(b) 於二零零八年七月二十一日，本集團連同兩名關連人士及一位第三方共同於公開掛牌中成功摘牌競買中國國內河北省唐山市之項目地塊之土地使用權。於成功競買項目地塊後，本集團與該等人士訂立總合資協議，就購買、持有及發展項目地塊成立不多於三家合資公司。合資協議及成立一家／多家合資公司須獲得本公司及一位關連人士之各自獨立股東以及中國國內相關政府部門之批准。本集團將於一家／多家合資公司中擁有20%權益，而本集團應佔之最高投資總額約為人民幣1,460,000,000元(相等於214,000,000美元)。

(c) 於二零零八年八月，本集團簽訂一項40,000,000美元之無抵押雙邊銀行貸款協議，為期五年。

25. 有關連人士交易

Kerry Group Limited（「KGL」）於二零零八年六月三十日根據證券及期貨條例第336條規定而須予存置之登記冊所載擁有大約49.51%本公司已發行普通股股份，並對本公司有重大影響力。

與有關連人士已進行以下交易：

	截至六月三十日止六個月 二零零八年	 二零零七年
(a) 與KGL附屬公司之交易(不包括本公司之附屬公司)		
收取酒店管理與相關服務及專利費用	**1,268**	1,128
支付項目管理服務及項目諮詢服務費用	**2,814**	–
付還辦公室開支及支付行政及相關費用	**923**	706
支付辦公室租金、管理費及差餉	**280**	123

	截至六月三十日止六個月 二零零八年	 二零零七年
(b) 與本集團聯營公司之交易		
收取酒店管理與相關服務及專利費用	**5,786**	4,678
收取洗衣服務費	**422**	413

	於 二零零八年 六月三十日	 二零零七年 十二月三十一日
(c) 向KGL附屬公司提供之財務資助(不包括本公司之附屬公司)		
給予本集團聯營公司之貸款結餘	**95,239**	108,953
就本集團聯營公司所獲取之銀行貸款／信貸與銀行簽訂之擔保結餘	**26,435**	26,430

	於 二零零八年 六月三十日	 二零零七年 十二月三十一日
(d) 向本集團聯營公司提供之財務資助(不包括上列(c)項)		
給予本集團聯營公司之貸款結餘	**89,245**	59,315
就本集團一家聯營公司所獲取之銀行貸款／信貸與銀行簽訂之擔保結餘	**21,197**	19,903

期內該等交易之條款並無重大變動。

	截至六月三十日止六個月 二零零八年	 二零零七年
(e) 主要管理層補償金		
袍金、薪金及其他短期僱員福利	**1,380**	1,082
僱傭期後之福利	**69**	58
	1,449	1,140

23. **財務擔保、或然負債及資產抵押**

(a) **財務擔保**

於二零零八年六月三十日，本集團就若干聯營公司獲授銀行信貸與銀行簽訂按比例之擔保。本集團亦就一家聯營公司獲授銀行信貸與聯營公司之主要股東(其已向銀行做出悉數擔保)簽訂反擔保。本集團為該等聯營公司所擔保之銀行信貸之已動用數額為47,632,000美元(二零零七年十二月三十一日：46,332,000美元)。該等擔保以各有關之合約金額列明。董事會認為該等擔保應不會被要求予以執行。

(b) **或然負債**

於二零零八年六月三十日，本集團之或然負債如下：

(i) 本集團就一份管理合約項下酒店之財務表現簽訂以該間位於悉尼之酒店之擁有人為受益人之履約擔保。有關該擔保項下之責任所涉及之累計金額上限為4,537,000澳元(相等於4,435,000美元)(二零零七年十二月三十一日：4,537,000澳元(相等於4,080,000美元))。

(ii) 本集團根據一項議定之工作計劃就於馬爾代夫開發渡假酒店簽訂以馬爾代夫共和國政府為受益人之履約擔保。根據協議，擔保之有效期至二零零八年十一月二十八日止，並將不遲於渡假酒店落成之日起計30日內解除。有關該擔保項下之責任所涉及之累計金額上限為4,375,000美元(二零零七年十二月三十一日：4,375,000美元)。

(iii) 本集團就與收購一幅地塊之土地使用權有關之一個中國國內地方政府部門及與執行酒店樓宇之施工工程有關之若干樓宇承包商獲取銀行之備用信用狀簽訂提供金額分別為20,000,000美元(二零零七年十二月三十一日：20,000,000美元)及46,562,000美元(二零零七年十二月三十一日：無)之擔保。該20,000,000美元之擔保已於二零零八年七月全數支付地價後解除。本集團亦就一家聯營公司獲取銀行之備用信用狀簽訂一項提供上限金額為16,500,000美元(二零零七年十二月三十一日：22,000,000美元)之擔保，作為發展項目之資本承擔。於二零零八年六月三十日，該等信貸仍未被提取。

(c) **資產抵押**

於二零零八年六月三十日，一家附屬公司獲授之54,528,000美元(二零零七年十二月三十一日：52,774,000美元)銀行借貸乃以該附屬公司賬面淨值為59,535,000美元(二零零七年十二月三十一日：58,613,000美元)之酒店樓宇、汽車及機器、傢俬、固定裝置及設備之保單權利與利益作為抵押。

24. **承擔**

於資產負債表結算日已承擔惟尚未產生之資本開支如下：

	於 二零零八年 六月三十日	於 二零零七年 十二月三十一日
現有物業－物業、廠房及設備及投資物業		
已訂約但未撥備	**130,378**	18,624
已獲授權但未訂約	**108,360**	56,424
發展項目		
已訂約但未撥備	**690,085**	590,652
已獲授權但未訂約	**1,429,550**	1,628,916
	2,358,373	2,294,616

21. 股息

	截至六月三十日止六個月	
	二零零八年	二零零七年
擬派中期股息每股普通股股份14港仙(二零零七年：15港仙)	**52,123**	50,119

附註：

(a) 董事會於二零零八年四月一日舉行之會議上建議派發截至二零零七年十二月三十一日止年度之末期股息每股普通股股份12港仙已於二零零八年六月四日派付，並已反映為截至二零零八年六月三十日止六個月之保留盈利分派。

(b) 董事會於二零零八年九月二日舉行之會議上宣派截至二零零八年十二月三十一日止年度之中期股息每股普通股股份14港仙。該擬派股息未於此財務報表中反映為應付股息列賬，惟將反映為截至二零零八年十二月三十一日止年度之保留盈利分派。截至二零零八年六月三十日止六個月之擬派中期股息為52,123,000美元，此乃根據本公司於本財務報表核准日期之2,885,362,678股已發行股份計算。

22. 收購一家附屬公司之額外權益

於二零零八年五月三十日，本集團向香格里拉(深圳市)有限公司(「香格里拉深圳」)一名少數股東收購香格里拉深圳之額外23%股本及按比例之股東貸款，現金代價為人民幣135,115,000元(相等於19,605,000美元)。香格里拉深圳持有深圳香格里拉大酒店90%權益。緊接收購事項前，香格里拉深圳乃本公司間接擁有57%權益之附屬公司。於收購事項完成後，香格里拉深圳已成為本公司間接擁有80%權益之附屬公司。所收購資產淨值及貸款之詳情如下：

購買代價：	
－現金代價	19,605
－有關收購之直接成本	19
購買代價總額	19,624
減：所收購資產淨值賬面值之實際權益	(7,109)
所收購香格里拉深圳股東貸款之本金金額	(1,231)
非控制性權益經調整之金額與已支付代價之公平值之差額已直接於權益中確認	11,284

於收購日香格里拉深圳之綜合資產及負債之賬面值如下：

固定資產	42,416
土地使用權	2,937
流動資產	5,687
流動負債	(10,759)
股東貸款	(5,350)
少數股東權益	(4,022)
資產淨值	30,909
應佔所收購資產淨值	7,109

19. 所得稅開支

香港利得稅乃按期內估計應課稅溢利按16.5%（二零零七年：17.5%）稅率作出撥備。香港以外地區之稅項包括就附屬公司所派發股息之已付及應付之預扣稅及本集團屬下在香港以外地區經營之公司之估計應課稅溢利按適用之稅率作出撥備。

	截至六月三十日止六個月	
	二零零八年	二零零七年
當期所得稅		
－香港利得稅	**7,586**	6,654
－海外稅項	**38,329**	33,138
遞延所得稅開支／（貸項）	**1,126**	(4,816)
	47,041	34,976

截至二零零七年六月三十日止六個月之遞延所得稅已就中國國內由二零零八年一月一日起將所得稅稅率由33%調低至25%而撥回附屬公司遞延稅項負債撥備9,726,000美元後列賬。

20. 每股盈利

基本

每股基本盈利乃根據本公司權益持有人應佔溢利除以期內已發行普通股股份之加權平均數計算。

	截至六月三十日止六個月	
	二零零八年	二零零七年
本公司權益持有人應佔溢利*（千美元）*	**135,685**	159,689
已發行普通股股份之加權平均數*（千股）*	**2,882,589**	2,577,490
每股基本盈利*（每股美仙）*	**4.707**	6.196

攤薄

每股攤薄盈利乃按照假設所有攤薄潛在普通股股份已進行轉換而調整之已發行普通股股份之加權平均數計算。就購股權而言，已計算根據尚未行使購股權所附帶認購權之貨幣價值公平值而釐定之應可被購之股份數目，該公平值根據本公司股份之每年平均股份市價釐定。上述計算所得之股份數目之增加額為假設行使購股權而發行之股份數目。

截至二零零八年及二零零七年六月三十日止六個月，所有根據行政人員購股權計劃及新購股權計劃而發行之購股權有最大攤薄影響。

	截至六月三十日止六個月	
	二零零八年	二零零七年
本公司權益持有人應佔溢利*（千美元）*	**135,685**	159,689
已發行普通股股份之加權平均數*（千股）*	**2,882,589**	2,577,490
購股權調整*（千份）*	**8,419**	10,785
計算每股攤薄盈利所用之普通股股份加權平均數*（千股）*	**2,891,008**	2,588,275
每股攤薄盈利*（每股美仙）*	**4.693**	6.170

16. 其他(虧損)／收益－淨額

	截至六月三十日止六個月	
	二零零八年	二零零七年
可供出售之金融資產之減值虧損	–	(309)
持作交易用途之金融資產之未實現(虧損)／收益淨額	**(21,793)**	5,363
衍生金融工具公平值(虧損)／收益		
－利率掉期合約	**(1,341)**	25,184
出售附屬公司部份權益之收益	–	6,175
利息收入	**3,523**	4,266
股息收入	**555**	500
其他	**279**	895
	(18,777)	42,074

17. 融資收入／(費用)淨額

	截至六月三十日止六個月	
	二零零八年	二零零七年
利息開支		
－銀行貸款及透支	**(23,783)**	(37,357)
－其他貸款	**(1,002)**	(732)
－須於五年內悉數償還之可換股債券	–	(315)
	(24,785)	(38,404)
減：已資本化金額	**6,093**	14,875
	(18,692)	(23,529)
外匯交易收益淨額	**52,278**	15,817
	33,586	(7,712)

用以釐定可資本化之借款成本金額之實際資本化年利率為3.4%(二零零七年： 4.6%)。

18. 應佔聯營公司溢利

截至二零零八年六月三十日止六個月應佔聯營公司溢利乃於扣除應佔一家聯營公司因發展擴建項目而拆除之一棟樓宇遭撇銷之賬面淨值而導致之虧損4,751,000美元後列賬。

截至二零零八年六月三十日止六個月應佔聯營公司稅項為13,861,000美元(二零零七年：淨貸項9,751,000美元)，已於收益表中包括在應佔聯營公司溢利項內。二零零七年之淨貸項乃由於中國國內由二零零八年一月一日起將所得稅稅率由33%調低至25%，引致撥回遞延稅項負債撥備27,921,000美元。

13. 欠少數股東之款項

(a) 欠少數股東之款項(非流動部份)為無抵押，並按下列條款償還：

	於二零零八年六月三十日	於二零零七年十二月三十一日
倫敦銀行同業拆息加2.5%之年利率，並須於二零一五年六月三十日悉數償還	**693**	693
免息及無固定還款期	**24,210**	19,910
	24,903	20,603

於首次確認應付少數股東之款項之免息部份時計算公平值而使用之實際利率為年利率4.4%。

(b) 欠少數股東之款項(流動部份)為無抵押，並按下列條款償還：

	於二零零八年六月三十日	於二零零七年十二月三十一日
免息及無固定還款期	**5,715**	10,355

應付少數股東款項(包括上述(a)及(b)之流動及非流動部份)之公平值與其賬面值並無重大差異。

14. 應付賬款及應計項目

	於二零零八年六月三十日	於二零零七年十二月三十一日
貿易應付款	**55,240**	64,374
應付建造成本及應計開支	**280,975**	313,031
	336,215	377,405

貿易應付款之賬齡分析如下：

	於二零零八年六月三十日	於二零零七年十二月三十一日
0－3個月	**45,009**	60,687
4－6個月	**2,322**	1,526
6個月以上	**7,909**	2,161
	55,240	64,374

15. 按性質劃分之開支

包括於銷貨成本、市場推廣費用、行政開支及其他經營開支內之開支分析如下：

	截至六月三十日止六個月 二零零八年	截至六月三十日止六個月 二零零七年
物業、廠房及設備折舊（扣除已資本化金額572,000美元(二零零七年：193,000美元)）*(附註4)*	**80,173**	63,495
租賃土地及土地使用權攤銷 *(附註4)*	**4,950**	3,979
商標及網站開發攤銷 *(附註4)*	**612**	330
員工福利開支	**176,603**	150,057
營運中已售或消耗之存貨成本	**84,616**	67,040
出售物業、廠房及設備及投資物業取替部分之虧損	**1,413**	332
因酒店裝修而棄置之物業、廠房及設備	**5,321**	80
授出購股權開支	**454**	1,980

11. 銀行貸款及透支 *(續)*

於資產負債表結算日之實際利率如下：

	二零零八年六月三十日						
	港元	**人民幣**	**馬元**	**美元**	**日元**	**披索**	**歐元**
銀行借款	**2.27%**	**6.87%**	**4.23%**	**3.00%**	**1.17%**	**5.70%**	**5.34%**

	二零零七年十二月三十一日						
	港元	人民幣	馬元	美元	新加坡元	日元	披索
銀行透支	6.75%	–	–	–	–	–	–
銀行借款	3.69%	6.35%	4.19%	5.52%	2.36%	1.20%	4.93%

銀行貸款及透支之賬面值貼近公平值，其貨幣面額如下：

	於 二零零八年 六月三十日	於 二零零七年 十二月三十一日
港元	**793,052**	739,724
人民幣	**76,542**	48,209
馬元	**43,507**	44,069
新加坡元	**–**	2,761
美元	**513,460**	391,460
日元	**12,828**	446
菲律賓披索	**42,860**	19,198
歐元	**79,076**	–
	1,561,325	1,245,867

本集團有下列尚未提取備用借款：

	於 二零零八年 六月三十日	於 二零零七年 十二月三十一日
浮息		
－於一年內到期	**146,458**	170,020
－於一年後到期	**1,119,259**	1,147,772
定息		
－於一年後到期	**43,738**	45,600
	1,309,455	1,363,392

於二零零八年六月三十日，於一年後到期之尚未提取備用浮息借款800,000,000泰銖(相等於24,060,000美元)(二零零七年十二月三十一日：800,000,000泰銖)，由一幅賬面淨值7,459,000美元(二零零七年十二月三十一日：7,337,000美元)之永久業權土地作抵押。

12. 衍生金融工具

	於 二零零八年 六月三十日	於 二零零七年 十二月三十一日
非流動負債		
利率掉期合約－非對沖	**14,305**	20,708

於二零零八年六月三十日之香港銀行同業拆息及倫敦銀行同業拆息利率掉期合約之名義本金分別為4,760,000,000港元及100,000,000美元(二零零七年十二月三十一日：分別為4,760,000,000港元及100,000,000美元)。

於二零零八年六月三十日，固定年利率介乎4.28%至4.70%(二零零七年十二月三十一日：4.28%至4.70%)。

10. 其他儲備

	購股權	可換股債券	資本贖回	外匯變動	資本	其他	繳入盈餘	總額
於二零零七年一月一日	7,020	2,623	10,666	75,266	601,490	1,368	389,741	1,088,174
貨幣匯兌差額	–	–	–	54,838	–	–	–	54,838
可換股債券轉換時發行股份	–	(2,021)	–	–	–	–	–	(2,021)
授出購股權	1,980	–	–	–	–	–	–	1,980
行使購股權－轉撥至股份溢價	(862)	–	–	–	–	–	–	(862)
於二零零七年六月三十日	8,138	602	10,666	130,104	601,490	1,368	389,741	1,142,109
貨幣匯兌差額	–	–	–	171,533	–	–	–	171,533
出售附屬公司部份權益時轉撥至收益表	–	–	–	(3,088)	–	–	–	(3,088)
可換股債券轉換時發行股份	–	(602)	–	–	–	–	–	(602)
授出購股權	504	–	–	–	–	–	–	504
行使購股權－轉撥至股份溢價	(1,182)	–	–	–	–	–	–	(1,182)
於二零零七年十二月三十一日及二零零八年一月一日	7,460	–	10,666	298,549	601,490	1,368	389,741	1,309,274
貨幣匯兌差額	–	–	–	159,997	–	–	–	159,997
授出購股權	454	–	–	–	–	–	–	454
行使購股權－轉撥至股份溢價	(880)	–	–	–	–	–	–	(880)
於二零零八年六月三十日	**7,034**	**–**	**10,666**	**458,546**	**601,490**	**1,368**	**389,741**	**1,468,845**

11. 銀行貸款及透支

	於 二零零八年 六月三十日	於 二零零七年 十二月三十一日
透支－無抵押	**–**	34
銀行貸款－有抵押 *(附註23(c))*	**54,528**	52,774
銀行貸款－無抵押	**1,506,797**	1,193,059
	1,561,325	1,245,867

銀行貸款及透支到期情況如下：

	於 二零零八年 六月三十日	於 二零零七年 十二月三十一日
一年內	**87,214**	91,928
第一年至第二年間	**538,973**	18,118
第二年至第五年間	**902,993**	1,119,822
須於五年內悉數償還	**1,529,180**	1,229,868
五年後	**32,145**	15,999
	1,561,325	1,245,867

9. 股本*(續)*

購股權

購股權乃授予董事及主要僱員。已授出購股權之行使價乃相等於／高於授出購股權當日股份之收市價。董事及僱員於完成一年服務(歸屬期)時方可享有購股權。購股權自授出日一年後方可行使，購股權之有效合約期為十年。本集團並無法律或推定責任須以現金購回或清償購股權。

本公司設有兩項購股權計劃：行政人員購股權計劃及新購股權計劃。此兩項計劃之詳情載列於本報告「購股權」一節內。

尚未行使之購股權股份數目之變動及其相關加權平均行使價如下：

	截至二零零八年六月三十日止六個月		截至二零零七年十二月三十一日止年度	
	每股購股權股份平均行使價(港元)	購股權股份數目	每股購股權股份平均行使價(港元)	購股權股份數目
於一月一日	**11.92**	**20,152,723**	11.69	27,141,532
已行使	**10.75**	**(3,168,785)**	10.97	(6,796,309)
已失效	**14.60**	**(35,000)**	13.04	(192,500)
於六月三十日／十二月三十一日	**12.13**	**16,948,938**	11.92	20,152,723

於期／年末尚未行使之購股權股份之屆滿日及行使價如下：

屆滿日	每股購股權股份行使價(港元)	購股權股份數目 於二零零八年六月三十日	購股權股份數目 於二零零七年十二月三十一日
行政人員購股權計劃			
二零零八年四月三十日	8.26	**–**	765,008
二零一零年一月十四日	8.82	**1,016,017**	1,210,294
二零一一年一月十四日	8.18	**67,921**	67,921
		1,083,938	2,043,223
新購股權計劃			
二零零八年五月二日	11.60	**–**	50,000
二零零八年六月三十日	14.60	**–**	37,500
二零一二年五月二十八日	6.81	**1,180,000**	1,310,000
二零一五年四月二十七日	11.60	**8,777,000**	10,462,000
二零一六年六月十五日	14.60	**5,908,000**	6,250,000
		15,865,000	18,109,500

於截至二零零八年及二零零七年六月三十日止六個月內概無授出購股權。

根據兩項購股權計劃之條款，每股行使價為8.82港元、6.81港元、11.60港元及14.60港元分別可認購101,528股、200,000股、255,000股及149,500股股份之購股權，已於二零零八年六月三十日後至本財務報表核准日期止獲行使。於二零零八年六月三十日後至本財務報表核准日期止概無行政人員購股權計劃及新購股權計劃項下之購股權失效。

9. 股本

	股份數目 *(千股)*	金額 普通股股份	股份溢價	總額
法定股本				
一每股面值1港元之普通股股份				
於二零零七年十二月三十一日及二零零八年六月三十日	5,000,000	646,496	—	646,496
已發行及繳足股本				
一每股面值1港元之普通股股份				
於二零零七年一月一日	2,560,753	330,676	894,134	1,224,810
行使購股權				
一配發股份	3,191	412	3,956	4,368
一轉撥自購股權儲備	—	—	862	862
可換股債券轉換時發行股份	21,192	2,734	25,619	28,353
於二零零七年六月三十日	2,585,136	333,822	924,571	1,258,393
行使購股權				
一配發股份	3,605	465	4,784	5,249
一轉撥自購股權儲備	—	—	1,182	1,182
可換股債券轉換時發行股份	5,060	653	6,328	6,981
供股	287,687	37,121	625,651	662,772
於二零零七年十二月三十一日及二零零八年一月一日	2,881,488	372,061	1,562,516	1,934,577
行使購股權				
一配發股份	3,169	409	3,987	4,396
一轉撥自購股權儲備	—	—	880	880
於二零零八年六月三十日	**2,884,657**	**372,470**	**1,567,383**	**1,939,853**

本公司購股權持有人已行使下列根據行政人員購股權計劃及新購股權計劃按不同行使價授出之購股權股份：

	所發行購股權股份數目						
於二零零八年	**按每股購股權股份8.26港元**	**按每股購股權股份8.82港元**	**按每股購股權股份8.18港元**	**按每股購股權股份6.81港元**	**按每股購股權股份11.60港元**	**按每股購股權股份14.60港元**	**總代價** *千美元*
一月	—	48,911	—	—	40,000	15,000	144
二月	30,000	—	—	50,000	165,000	10,000	342
三月	57,084	96,911	—	80,000	250,000	110,000	823
四月	500,560	—	—	—	105,000	—	690
五月	177,364	—	—	—	100,000	20,000	376
六月	—	48,455	—	—	1,075,000	189,500	2,021
截至二零零八年六月三十日止六個月	**765,008**	**194,277**	**—**	**130,000**	**1,735,000**	**344,500**	**4,396**
截至二零零七年六月三十日止六個月	327,084	125,528	331,490	170,000	2,162,000	75,000	4,368
截至二零零七年十二月三十一日止年度	700,448	475,950	399,411	230,000	4,383,000	607,500	9,617

截至二零零八年六月三十日止六個月緊接購股權獲行使日期前之股份加權平均收市價為22.62港元（截至二零零七年六月三十日止六個月：20.22港元）。

7. 應收賬項、預付款項及按金

	於 二零零八年 六月三十日	於 二零零七年 十二月三十一日
貿易應收款	**58,284**	71,706
預付款項及按金	**70,626**	60,024
其他應收款	**50,633**	39,698
	179,543	171,428

由於本集團擁有眾多客戶分佈在世界各地，故本集團之貿易應收款概無信貸集中風險。

(a) 貿易及其他應收款之公平值與賬面值並無重大差異。

(b) 本集團之銷售主要以信用卡或按金作為付款形式，其餘數額一般有三十日付款信貸期。本集團訂有明確之信貸政策。貿易應收款在扣除減值撥備後之賬齡分析如下：

	於 二零零八年 六月三十日	於 二零零七年 十二月三十一日
0－3個月	**54,747**	69,676
4－6個月	**2,887**	1,546
6個月以上	**650**	484
	58,284	71,706

8. 持作交易用途之金融資產

	於 二零零八年 六月三十日	於 二零零七年 十二月三十一日
權益證券，按市值		
於香港上市之股份	**48,798**	70,131
於香港以外上市之股份	**1,487**	1,579
	50,285	71,710

於香港上市之權益證券包括由泰國Shangri-La Hotel Public Company Limited（「SHPCL」）之一家全資附屬公司所持賬面值為25,520,000美元（二零零七年十二月三十一日：34,634,000美元）之本公司10,867,055股普通股股份（二零零七年十二月三十一日：10,867,055股）。該等股份佔本公司於二零零八年六月三十日已發行股本約0.4%（二零零七年十二月三十一日：0.4%），乃由SHPCL之全資附屬公司於本公司在一九九九年年底購入SHPCL之控股權益前所持有。本公司已承諾致力促使SHPCL有秩序地按市場情況出售全部該等股份予獨立人士。鑑於該等股份屬臨時持有性質，該等股份於本財務報表中被列為持作交易用途之金融資產。

4. 資本支出

	投資物業	物業、廠房及設備	租賃土地及土地使用權	無形資產
於二零零八年一月一日期初賬面淨值	523,633	3,260,931	416,749	87,172
添置	3,071	288,985	9,719	–
匯兌差額	27,985	121,110	16,041	–
出售	(96)	(7,212)	–	–
折舊／攤銷費用 *(附註15)*	–	(80,745)	(4,950)	(612)
於二零零八年六月三十日期末賬面淨值	**554,593**	**3,583,069**	**437,559**	**86,560**
於二零零七年一月一日期初賬面淨值	385,125	2,659,861	381,142	87,709
添置	964	300,511	1,903	401
匯兌差額	4,466	61,740	5,729	–
出售一家附屬公司	–	(118)	–	–
出售	(90)	(751)	–	–
折舊／攤銷費用 *(附註15)*	–	(63,688)	(3,979)	(330)
於二零零七年六月三十日期末賬面淨值	390,465	2,957,555	384,795	87,780

5. 可供出售之金融資產

	於 二零零八年 六月三十日	於 二零零七年 十二月三十一日
權益證券：		
海外非上市股份，按成本	**1,916**	1,916
－匯兌差額	**242**	207
－減值虧損撥備	**(14)**	(14)
	2,144	2,109
會所債券，按公平值	**2,112**	2,082
	4,256	4,191

6. 其他應收款

	於 二零零八年 六月三十日	於 二零零七年 十二月三十一日
貸款予一家被管理酒店	**5,109**	4,620
其他貸款	**–**	471
	5,109	5,091

貸款予一家被管理酒店為根據酒店管理合約規定授予一家位於澳洲由獨立第三方所擁有之被管理酒店之貸款。該等貸款以該間酒店物業作第二按揭為擔保並須依照固定償還時間表於二零一二年前悉數償還。除一筆指定金額2,000,000澳元（相等於1,955,000美元）（二零零七年十二月三十一日：2,000,000澳元（相等於1,799,000美元））之貸款須按倫敦銀行同業拆息加1%之年利率計息外，該等貸款皆為免息貸款。於首次確認免息部份時計算公平值而使用之實際年利率為5.74%。

免息貸款款額416,000歐元(相等於658,000美元)由一全資附屬公司根據僱傭合約條款授予一名行政人員並將於二零零八年底前悉數償還，因此於二零零八年六月三十日被重新分類為流動資產。

此等其他應收款之公平值與彼等之賬面值並無重大差異。於報告日期所面對之最大信貸風險乃上述其他應收款之公平值。

3. 分部資料 *(續)*

次要報告形式－業務分部

截至二零零八年六月三十日止六個月／於二零零八年六月三十日 *(百萬美元)*

	銷售額	分部業績	總資產	資本支出
酒店營運				
－房租	**347.4**			
－餐飲銷售	**256.2**			
－提供配套服務	**45.4**			
	649.0	**137.2**	**4,568.6**	**298.6**
酒店管理	**44.5**	**10.6**	**67.6**	**0.1**
物業租賃	**17.0**	**7.6**	**602.0**	**3.1**
抵銷	**(27.4)**	**–**	**(17.3)**	**–**
	683.1	**155.4**	**5,220.9**	**301.8**
於聯營公司之權益			**1,214.8**	
未分配資產			**105.5**	
無形資產			**86.6**	
總額			**6,627.8**	

截至二零零七年六月三十日止六個月 *(百萬美元)*

	銷售額	分部業績	總資產	資本支出
酒店營運				
－房租	287.5			
－餐飲銷售	205.0			
－提供配套服務	38.5			
	531.0	119.5		300.5
酒店管理	36.8	4.7		1.9
物業租賃	11.5	5.6		1.0
抵銷	(21.6)	–		–
總額	557.7	129.8		303.4

於二零零七年十二月三十一日 *(百萬美元)*

	銷售額	分部業績	總資產	資本支出
酒店營運			4,151.5	
酒店管理			65.8	
物業租賃			564.8	
抵銷			(13.2)	
			4,768.9	
於聯營公司之權益			1,119.0	
未分配資產			125.9	
無形資產			87.2	
總額			6,101.0	

3. 分部資料 *(續)*

主要報告形式－地區分部(續)

分部收益表
截至二零零七年六月三十日止六個月 *(百萬美元)*

	香港	中華人民共和國 中國國內	菲律賓	新加坡	泰國	馬來西亞	其他	抵銷	集團
銷售額									
對外銷售	109.2	189.0	71.8	80.5	30.4	55.0	21.8	—	557.7
內部分部間銷售	3.4	8.5	4.0	2.2	0.4	1.7	1.4	(21.6)	—
總額	112.6	197.5	75.8	82.7	30.8	56.7	23.2	(21.6)	557.7
業績									
分部業績	11.7	43.1	14.6	27.0	11.4	14.5	7.5	—	129.8
利息收入									4.2
股息收入									0.5
持作交易用途之金融資產之未實現收益淨額									5.4
衍生金融工具公平值收益－利率掉期合約									25.2
未分配企業支出									(11.1)
出售附屬公司部份權益之收益									6.2
經營溢利									160.2
融資費用									(7.7)
應佔聯營公司溢利	0.2	49.9	—	—	—	1.2	0.1	—	51.4
未計所得稅前溢利									203.9
物業、廠房及設備折舊	(7.3)	(27.2)	(10.5)	(6.7)	(4.4)	(5.6)	(1.8)	—	(63.5)
租賃土地及土地使用權攤銷	(1.0)	(2.7)	—	(0.1)	—	(0.1)	(0.1)	—	(4.0)
資本支出，不包括無形資產	4.7	219.4	20.7	5.5	17.6	9.4	26.1	—	303.4

分部資產負債表
於二零零七年十二月三十一日 *(百萬美元)*

	香港	中華人民共和國 中國國內	菲律賓	新加坡	泰國	馬來西亞	其他	抵銷	集團
分部資產	301.4	2,088.8	507.8	804.6	232.3	418.0	429.2	(13.2)	4,768.9
於聯營公司之權益	39.3	918.8	—	86.9	—	28.7	45.3	—	1,119.0
未分配資產									125.9
無形資產									87.2
總資產									6,101.0
分部負債	(80.7)	(157.2)	(39.0)	(30.8)	(26.0)	(25.6)	(31.7)	13.2	(377.8)
未分配負債									(1,537.9)
總負債									(1,915.7)

3. 分部資料 *(續)*

主要報告形式－地區分部

分部收益表
截至二零零八年六月三十日止六個月 *(百萬美元)*

	香港	中華人民共和國 中國國內	菲律賓	新加坡	泰國	馬來西亞	其他	抵銷	集團
銷售額									
對外銷售	119.0	253.6	82.0	98.8	36.5	65.1	28.1	–	683.1
內部分部間銷售	3.7	11.6	4.7	2.8	1.6	1.9	1.1	(27.4)	–
總額	122.7	265.2	86.7	101.6	38.1	67.0	29.2	(27.4)	683.1
業績									
分部業績	18.5	44.9	18.5	38.1	11.1	16.3	8.0	–	155.4
利息收入									3.5
股息收入									0.6
持作交易用途之金融資產之未實現虧損淨額									(21.8)
衍生金融工具公平值虧損－利率掉期合約									(1.3)
未分配企業支出									(8.9)
經營溢利									127.5
融資收入淨額									33.6
應佔聯營公司溢利	(0.7)	27.7	–	3.5	–	1.3	0.5	–	32.3
未計所得稅前溢利									193.4
物業、廠房及設備折舊	(7.0)	(40.3)	(11.5)	(6.6)	(6.8)	(6.1)	(1.9)	–	(80.2)
租賃土地及土地使用權攤銷	(1.0)	(3.6)	–	(0.1)	–	(0.2)	(0.1)	–	(5.0)
資本支出，不包括無形資產	2.8	169.2	23.8	3.0	3.3	9.1	90.6	–	301.8

分部資產負債表
於二零零八年六月三十日 *(百萬美元)*

	香港	中華人民共和國 中國國內	菲律賓	新加坡	泰國	馬來西亞	其他	抵銷	集團
分部資產	284.1	2,363.5	512.8	854.9	228.3	422.9	571.7	(17.3)	5,220.9
於聯營公司之權益	24.8	983.1	30.3	95.6	–	32.0	49.0	–	1,214.8
未分配資產									105.5
無形資產									86.6
總資產									6,627.8
分部負債	(69.2)	(151.5)	(30.7)	(28.2)	(18.7)	(21.2)	(33.2)	17.3	(335.4)
未分配負債									(1,860.0)
總負債									(2,195.4)

3. 分部資料

主要報告形式－地區分部

本集團於全球範圍之經營可劃分為六個主要區域：

香港	－擁有、營運及管理酒店
中國國內	－擁有、營運及管理酒店 －擁有及出租辦公室、商舖及服務式公寓
菲律賓	－擁有、營運及管理酒店
新加坡	－擁有、營運及管理酒店 －擁有及出租辦公室、商舖及服務式公寓
泰國	－擁有、營運及管理酒店 －擁有及出租辦公室、商舖及服務式公寓
馬來西亞	－擁有、營運及管理酒店、擁有及營運高爾夫球會所 －擁有及出租辦公室、商舖及服務式公寓
其他國家	－擁有、營運及管理酒店

次要報告形式－業務分部

本集團於全球範圍之組織可劃分為三個主要業務分部：

酒店營運	－擁有及營運酒店業務
酒店管理	－提供酒店管理及相關服務
物業租賃	－擁有及出租辦公室、商舖及服務式公寓

簡明綜合中期財務報表附註

(除另有說明者外，所有金額均以千美元為單位)

1. **一般資料**

本公司及其附屬公司擁有及經營酒店及相關物業，以及提供酒店管理及相關服務。

本公司為一家於百慕達註冊成立之有限公司。註冊辦事處地址為Canon's Court, 22 Victoria Street, Hamilton HM12, Bermuda。

本公司於香港聯合交易所有限公司主板作第一上市及於新加坡證券交易所有限公司作第二上市。

2. **編製基準及會計政策**

此截至二零零八年六月三十日止六個月之未經審核簡明綜合中期財務報表乃根據由香港會計師公會頒佈之香港會計準則34「中期財務報告」而編製。

此簡明綜合中期財務報表須與根據香港財務報告準則編製之截至二零零七年十二月三十一日止年度之二零零七年全年財務報表一併閱讀。編製此簡明綜合中期財務報表所採用之會計政策及計算方法與截至二零零七年十二月三十一日止年度之全年財務報表所採用者一致並新加入下列與本集團之營運有關，並必須於截至二零零八年十二月三十一日止財政年度採用之新詮釋：

香港(國際財務報告詮釋委員會)－詮釋11	香港財務報告準則2－集團及庫存股份交易
香港(國際財務報告詮釋委員會)－詮釋12	服務特許權協議
香港(國際財務報告詮釋委員會)－詮釋14	香港會計準則19－界定福利資產限額、最低資金要求及兩者相互關係

上述新詮釋對本集團之會計政策並無產生重大影響。

此外，由二零零八年一月一日起開始之財政期間本集團已提早採納下列與本集團營運有關之準則修訂：

香港會計準則27修訂	綜合及個別財務報表
香港財務報告準則3修訂	業務合併

採納上述準則修訂對本集團之財務報表並無產生重大影響，惟下列除外：

根據香港會計準則27修訂，倘母公司於附屬公司之所有權權益變動惟並無導致失去控制權，則應列為股權交易。對非控制性權益作出調整之金額與已付或已收代價之公平值倘有任何差額，則直接確認為權益並撥歸本公司擁有人。該準則自二零零八年一月一日起往後生效，其對截至二零零八年六月三十日止六個月之中期財務報表之影響為：期內本集團自保留盈利中扣除淨額11,008,000美元，而非將276,000美元計入綜合收益表作為出售於一家附屬公司部份權益之收益及將11,284,000美元記入資產負債表作為收購一家附屬公司額外股本權益所產生之商譽。

下列新準則、修訂準則及新詮釋與本集團之營運有關，惟於二零零八年並未生效及並無提前採用：

香港會計準則1修訂	財務報表之呈列
香港會計準則23修訂	借款成本
香港財務報告準則8	營運分部
香港(國際財務報告詮釋委員會)－詮釋13	客戶忠誠度計劃

簡明綜合中期現金流量報表

(所有金額均以千美元為單位)

		未經審核 截至六月三十日止六個月	
	附註	二零零八年	二零零七年
經營業務之現金流		**112,712**	114,686
投資業務之現金流			
－購買物業、廠房及設備；投資物業及土地使用權		**(295,110)**	(291,027)
－出售物業、廠房及設備所得款項		**577**	425
－收購一家附屬公司之額外權益	22	**(19,624)**	–
－出售一家／多家附屬公司權益所得款項		**1,935**	78,291
－擬出售一家附屬公司權益之已收按金		**–**	20,840
－其他投資現金流－淨額		**(15,569)**	(29,445)
投資業務之現金流－淨額		**(327,791)**	(220,916)
融資活動之現金流			
－已付股息		**(56,520)**	(42,679)
－借款增加淨額		**312,370**	172,629
－其他融資現金流－淨額		**6,633**	17,431
融資活動之現金流－淨額		**262,483**	147,381
現金及現金等價物及銀行透支增加淨額		**47,404**	41,151
於一月一日之現金及現金等價物及銀行透支		**386,650**	330,049
現金及現金等價物及銀行透支之匯兌收益		**10,010**	5,500
於六月三十日之現金及現金等價物及銀行透支		**444,064**	376,700
現金及現金等價物及銀行透支結餘之分析			
銀行及手頭現金		**253,808**	179,452
短期銀行存款		**190,256**	199,539
現金及現金等價物		**444,064**	378,991
銀行透支		**–**	(2,291)
		444,064	376,700

簡明綜合中期權益變動表*(續)*

(所有金額均以千美元為單位)

		未經審核					
		本公司權益持有人應佔					
	附註	股本	其他儲備	保留盈利	總額	少數股東權益	總額
於二零零八年一月一日結餘		1,934,577	1,309,274	638,019	3,881,870	303,458	4,185,328
貨幣匯兌差額		–	159,997	–	159,997	6,507	166,504
直接確認於權益中之收入淨額		–	159,997	–	159,997	6,507	166,504
本期溢利		–	–	135,685	135,685	10,682	146,367
截至二零零八年六月三十日止六個月之已確認收入總額		–	159,997	135,685	295,682	17,189	312,871
行使購股權－配發股份	9	4,396	–	–	4,396	–	4,396
行使購股權－從購股權儲備轉撥至股份溢價	9	880	(880)	–	–	–	–
授出購股權－僱員服務價值		–	454	–	454	–	454
派付二零零七年度末期股息		–	–	(44,644)	(44,644)	–	(44,644)
已付及應付予少數股東之股息		–	–	–	–	(8,014)	(8,014)
因本公司於附屬公司之所有權權益變動而產生之非控制性權益經調整之金額與代價之公平值間之差額		–	–	(11,008)	(11,008)	–	(11,008)
購自少數股東之權益	22	–	–	–	–	(7,109)	(7,109)
少數股東收購之權益		–	–	–	–	348	348
應付少數股東之權益貸款之變動淨額		–	–	–	–	(218)	(218)
		5,276	(426)	(55,652)	(50,802)	(14,993)	(65,795)
於二零零八年六月三十日結餘		**1,939,853**	**1,468,845**	**718,052**	**4,126,750**	**305,654**	**4,432,404**

簡明綜合中期權益變動表
(所有金額均以千美元為單位)

		未經審核					
		本公司權益持有人應佔					
	附註	股本	其他儲備	保留盈利	總額	少數股東權益	總額
於二零零七年一月一日結餘		1,224,810	1,088,174	386,195	2,699,179	276,145	2,975,324
貨幣匯兑差額		–	54,838	–	54,838	7,817	62,655
直接確認於權益中之收入淨額		–	54,838	–	54,838	7,817	62,655
本期溢利		–	–	159,689	159,689	9,184	168,873
截至二零零七年六月三十日止六個月之已確認收入總額		–	54,838	159,689	214,527	17,001	231,528
可換股債券轉換時發行股份一權益部分	9	28,353	(2,021)	–	26,332	–	26,332
行使購股權一配發股份	9	4,368	–	–	4,368	–	4,368
行使購股權一從購股權儲備轉撥至股份溢價	9	862	(862)	–	–	–	–
授出購股權一僱員服務價值		–	1,980	–	1,980	–	1,980
派付二零零六年度末期股息		–	–	(33,347)	(33,347)	–	(33,347)
已付予少數股東之股息		–	–	–	–	(7,522)	(7,522)
少數股東注入權益		–	–	–	–	275	275
應付少數股東之權益貸款之變動淨額		–	–	–	–	19,274	19,274
		33,583	(903)	(33,347)	(667)	12,027	11,360
於二零零七年六月三十日結餘		1,258,393	1,142,109	512,537	2,913,039	305,173	3,218,212

簡明綜合中期收益表

(所有金額均以千美元為單位)

		截至六月三十日止六個月	
		二零零八年	二零零七年
	附註	未經審核	未經審核
銷售額	*3*	**683,112**	557,733
銷售成本	*15*	**(261,142)**	(213,306)
毛利		**421,970**	344,427
其他(虧損)／收益－淨額	*16*	**(18,777)**	42,074
市場推廣費用	*15*	**(21,646)**	(20,213)
行政開支	*15*	**(51,887)**	(44,233)
其他經營開支	*15*	**(202,144)**	(161,877)
經營溢利		**127,516**	160,178
融資收入／(費用)淨額	*17*	**33,586**	(7,712)
應佔聯營公司溢利	*18*	**32,306**	51,383
未計所得税前之溢利		**193,408**	203,849
所得税開支	*19*	**(47,041)**	(34,976)
期內溢利		**146,367**	168,873
應佔：			
本公司權益持有人		**135,685**	159,689
少數股東權益		**10,682**	9,184
		146,367	168,873
期內本公司權益持有人應佔溢利之每股盈利			
(以每股美仙列示)			
－基本	*20*	**4.707**	6.196
－攤薄	*20*	**4.693**	6.170
股息	*21*	**52,123**	50,119

簡明綜合中期資產負債表 *(續)*

(所有金額均以千美元為單位)

	附註	於 二零零八年 六月三十日 未經審核	於 二零零七年 十二月三十一日 經審核
負債			
非流動負債			
銀行貸款	*11*	**1,474,111**	1,153,939
衍生金融工具	*12*	**14,305**	20,708
欠少數股東之款項	*13*	**24,903**	20,603
遞延所得税負債		**215,807**	213,288
		1,729,126	1,408,538
流動負債			
應付賬項及應計項目	*14*	**336,215**	377,405
欠少數股東之款項	*13*	**5,715**	10,355
當期所得税負債		**37,129**	27,456
銀行貸款及透支	*11*	**87,214**	91,928
		466,273	507,144
負債總額		**2,195,399**	1,915,682
權益及負債總額		**6,627,803**	6,101,010
流動資產淨額		**273,890**	174,813
資產總額減流動負債		**6,161,530**	5,593,866

簡明綜合中期資產負債表

(所有金額均以千美元為單位)

	附註	於 二零零八年 六月三十日 未經審核	於 二零零七年 十二月三十一日 經審核
資產			
非流動資產			
物業、廠房及設備	4	**3,583,069**	3,260,931
投資物業	4	**554,593**	523,633
租賃土地及土地使用權	4	**437,559**	416,749
無形資產	4	**86,560**	87,172
於聯營公司之權益		**1,214,804**	1,118,992
遞延所得税資產		**1,690**	2,294
可供出售之金融資產	5	**4,256**	4,191
其他應收款	6	**5,109**	5,091
		5,887,640	5,419,053
流動資產			
存貨		**30,809**	28,215
應收賬項、預付款項及按金	7	**179,543**	171,428
應收聯營公司款項		**35,462**	23,920
持作交易用途之金融資產	8	**50,285**	71,710
現金及現金等價物		**444,064**	386,684
		740,163	681,957
資產總額		**6,627,803**	6,101,010
權益			
本公司權益持有人應佔股本及儲備			
股本	9	**1,939,853**	1,934,577
其他儲備	10	**1,468,845**	1,309,274
保留盈利			
一擬派中期／末期股息	21	**52,123**	44,631
一其他		**665,929**	593,388
		4,126,750	3,881,870
少數股東權益		**305,654**	303,458
權益總額		**4,432,404**	4,185,328

PRICEWATERHOUSECOOPERS

羅兵咸永道會計師事務所

羅兵咸永道會計師事務所
香港中環
太子大廈二十二樓
電話：(852) 2289 8888
傳真：(852) 2810 9888

中期財務資料的審閱報告
致香格里拉（亞洲）有限公司董事會
（於百慕達註冊成立的有限公司）

引言

本核數師（以下簡稱「我們」）已審閱列載於第4至27頁的中期財務資料，此中期財務資料包括香格里拉（亞洲）有限公司（「貴公司」）及其附屬公司（合稱「貴集團」）於二零零八年六月三十日的簡明綜合資產負債表與截至該日止六個月期間的相關簡明綜合收益表、權益變動表和現金流量報表，以及主要會計政策概要和其他附註解釋。香港聯合交易所有限公司主板證券上市規則規定，就中期財務資料編製的報告必須符合以上規則的有關條文以及香港會計師公會頒佈的香港會計準則第34號「中期財務報告」。 貴公司董事須負責根據香港會計準則第34號「中期財務報告」編製及列報該等中期財務資料。我們的責任是根據我們的審閱對該等中期財務資料作出結論，並按照委聘之條款僅向整體董事會報告，除此之外本報告別無其他目的。我們不會就本報告的內容向任何其他人士負上或承擔任何責任。

審閱範圍

我們已根據香港會計師公會頒佈的香港審閱準則第2410號「由實體的獨立核數師執行中期財務資料審閱」進行審閱。審閱中期財務資料包括主要向負責財務和會計事務的人員作出查詢，及應用分析性和其他審閱程序。審閱的範圍遠較根據香港審計準則進行審核的範圍為小，故不能令我們可保證我們將知悉在審核中可能被發現的所有重大事項。因此，我們不會發表審核意見。

結論

按照我們的審閱，我們並無發現任何事項，令我們相信中期財務資料在各重大方面未有根據香港會計準則第34號「中期財務報告」編製。

羅兵咸永道會計師事務所
執業會計師

香港，二零零八年九月二日

香格里拉(亞洲)有限公司(「本公司」)之董事會(「董事會」)欣然公佈本公司及其附屬公司(「本集團」)與其聯營公司截至二零零八年六月三十日止六個月之未經審核中期業績。此業績已由本公司之核數師羅兵咸永道會計師事務所按照香港審閱準則第2410號「由實體的獨立核數師執行中期財務資料審閱」作出審閱，並經由董事會之審核委員會審閱。此核數師審閱報告載列於第3頁。

截至二零零八年六月三十日止六個月之本公司權益持有人應佔綜合溢利為135,700,000美元(每股4.707美仙)，上年度同期則為159,700,000美元(每股6.196美仙)。

董事會已宣佈派發二零零八年之中期股息每股**14港仙**(二零零七年：每股15港仙)，將於二零零八年十月十日(星期五)派發予在二零零八年九月三十日(星期二)名列本公司股東名冊內之股東。

集團財務摘要

綜合業績

		截至六月三十日止六個月	
		二零零八年	二零零七年
		未經審核	未經審核
銷售額	*千美元*	**683,112**	557,733
本公司權益持有人應佔溢利	*千美元*	**135,685**	159,689
每股盈利	*美仙*	**4.707**	6.196
每股股息	*港仙*	**14**	15
年度化權益回報 〔六個月期間本公司權益持有人應佔溢利 / 本公司權益持有人應佔平均權益 x 2〕		**6.8%**	11.4%
未計融資收入／(費用)淨額、稅項、折舊、攤銷及非營運項目前之盈利	*百萬美元*	**239.2**	188.3
未計融資收入／(費用)淨額、稅項、折舊、攤銷及非營運項目前之邊際盈利 〔未計融資收入／(費用)淨額、稅項、折舊、攤銷及非營運項目前之盈利／銷售額〕		**35.0%**	33.8%

綜合資產負債表

		於	
		二零零八年六月三十日	二零零七年十二月三十一日
		未經審核	經審核
權益總額	*千美元*	**4,432,404**	4,185,328
本公司權益持有人應佔資產淨值	*千美元*	**4,126,750**	3,881,870
借款淨額 (銀行貸款及透支之總額減現金及現金等價物)	*千美元*	**1,117,261**	859,183
本公司權益持有人應佔每股資產淨值	*美元*	**1.43**	1.35
每股資產淨值(權益總額)	*美元*	**1.54**	1.45
借款淨額與權益總額比率		**25.2%**	20.5%

企業資料

於二零零八年九月二日

董事會

執行董事
郭孔演先生*（主席）*
郭孔錀先生*（總裁兼首席執行官）*
雷孟成先生*（副主席）*
Giovanni ANGELINI先生

非執行董事
郭雯光女士
何建源先生
Roberto V. ONGPIN先生
Alexander Reid HAMILTON先生*
黃啟民先生*
Timothy David DATTELS先生*
趙永年先生*
何建福先生
（何建源先生之替任董事）

* *獨立非執行董事*

薪酬委員會

郭孔演先生*（主席）*
Alexander Reid HAMILTON先生
黃啟民先生

審核委員會

Alexander Reid HAMILTON先生*（主席）*
何建源先生
黃啟民先生

公司秘書

張錦綸女士

核數師

羅兵咸永道會計師事務所
執業會計師
香港
中環
太子大廈
22樓

總辦事處及主要營業地點

香港
中區
添美道1號
中信大廈
21樓

香港股份過戶登記分處

卓佳雅柏勤有限公司
香港
灣仔
皇后大道東28號
金鐘匯中心26樓

公司網址

www.shangri-la.com

財務資料

www.ir.shangri-la.com

二零零八年
中期報告

SHANGRI-LA ASIA LIMITED

(於百慕達註冊成立之有限公司)

香格里拉(亞洲)有限公司

股份代號: 69

END